                                                  Filed Pursuant to Rule 424(b)5
                                                  Registration No. 33-86444

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 20, 1996)



                    [LOGO OF SECURITY CAPITAL PACIFIC TRUST]


$50,000,000
7.15% Notes due 2010
$100,000,000
7.90% Notes due 2016

Interest on the 7.15% Notes due 2010 (the "2010 Notes") and the 7.90% Notes due 2016 (the "2016 Notes" and together with the 2010 Notes, the "Notes") of Security Capital Pacific Trust ("PTR") offered hereby is payable semi-annually on February 15 and August 15, commencing August 15, 1996. Principal installments on the 2010 Notes will commence on February 15, 2003, and principal installments on the 2016 Notes will commence on February 15, 2011 in the amounts described herein. The 2010 Notes will mature on February 15, 2010 and the 2016 Notes will mature on February 15, 2016. See "Description of Notes--Principal and Interest." The Notes may be redeemed at any time at the option of PTR, in whole or in part, at a redemption price equal to the sum of
(i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined), if any. See "Description of Notes--Optional Redemption."

The Notes will be represented by one or more global securities ("Global Securities") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in the Global Securities will be entitled to physical delivery of Notes in certificated form only under the limited circumstances described under "Description of Notes--Book-Entry Procedures." The Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by PTR in immediately available funds or the equivalent. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

-------------------------------------------------------------------------------

                           UNDERWRITING
               PRICE TO    DISCOUNTS AND  PROCEEDS TO
               PUBLIC(1)   COMMISSIONS(2) PTR(1)(3)
-----------------------------------------------------
Per 2010 Note  99.894%     .750%          99.144%
-----------------------------------------------------
Total          $49,947,000 $375,000       $49,572,000
-----------------------------------------------------
Per 2016 Note  99.870%     .875%          98.995%
-----------------------------------------------------
Total          $99,870,000 $875,000       $98,995,000
-----------------------------------------------------

(1) Plus accrued interest, if any, from February 23, 1996.
(2) PTR has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by PTR estimated at $350,000.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about February 23, 1996 through the facilities of DTC, against payment therefor in immediately available funds.

J.P. MORGAN & CO.                                          GOLDMAN, SACHS & CO.

February 20, 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any jurisdictions in which such offer or solicitation is unlawful. Neither the delivery of the Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of PTR since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Summary...................................................................   S-3
Security Capital Pacific Trust............................................   S-8
Use of Proceeds...........................................................   S-8
Capitalization............................................................   S-9
Business..................................................................  S-10
Properties................................................................  S-12
REIT Management...........................................................  S-20
Selected Financial Data...................................................  S-29
Recent Operating Results..................................................  S-30
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-31
Description of Notes......................................................  S-37
Underwriting..............................................................  S-40
Validity of Notes.........................................................  S-40

                                  PROSPECTUS

Available Information.....................................................     2
Incorporation by Reference................................................     2
Security Capital Pacific Trust............................................     3
Use of Proceeds...........................................................     3
Description of Debt Securities............................................     3
Description of Common Shares..............................................    16
Description of Preferred Shares...........................................    18
Federal Income Tax Considerations.........................................    24
Plan of Distribution......................................................    26
Experts...................................................................    27
Legal Matters.............................................................    27

                                    SUMMARY

  The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated herein or therein by reference.

                         SECURITY CAPITAL PACIFIC TRUST

  The objective of PTR is to be the preeminent real estate operating company focusing on multifamily property in its western United States target market. PTR's REIT manager is Security Capital Pacific Incorporated (the "REIT Manager" or "REIT Management"). Through its REIT Manager, PTR is a fully integrated operating company which focuses on development, acquisition, operation and long-term ownership of multifamily properties. At December 31, 1995, PTR owned and operated or was developing 52,545 multifamily units. As of December 31, 1995, the total expected cost of all of PTR's multifamily properties was $2.2 billion, including budgeted costs of planned renovations and development expenditures.

  PTR seeks to achieve long-term sustainable growth in cash flow by maximizing operating performance through value-added operating systems and concentrating its experienced team of professionals on developing and acquiring industry-leading product in targeted submarkets exhibiting strong job growth and favorable demographic trends.

  PTR highlights include:

  . Net operating income increased 7.8% in 1995 for PTR's multifamily properties that were fully operational throughout both 1995 and 1994. At December 31, 1995, PTR's operating multifamily properties were 94.1% leased.

  . PTR's long-term debt as a percentage of total long-term book capitalization after adding back accumulated depreciation was 20.4% at September 30, 1995, on an historical basis and 26.8% at September 30, 1995, on a pro forma basis giving effect to the issuance of the Notes offered hereby and the application of the net proceeds therefrom. At February 20, 1996, PTR had approximately $176.0 million of outstanding borrowings under its $350 million unsecured bank line of credit.

  . PTR believes that development of multifamily properties that are built for long-term ownership and that target an underserved market (moderate income households) will provide a substantial source of long-term cash flow growth. At December 31, 1995, PTR had completed $301.9 million of multifamily developments, had $341.6 million of developments under construction, had $238.6 million of developments in planning and owned land for which $94.5 million of developments are projected. See "Properties."

  . Based on forecasts published by Woods & Poole Economics, Inc., the projected growth in population of PTR's target market cities is 29.2% for the years 1995-2015, whereas the projected growth in population in the United States as a whole for such period is 18.0%. For the same time period, job growth is projected to be 26.4% in PTR's target market cities, and 20.8% in the United States as a whole.

  . PTR develops and acquires properties with a view to effective long-term operation and ownership. The REIT Manager utilizes its affiliate, Security Capital Investment Research Incorporated ("Security Capital Investment Research"), to conduct comprehensive evaluations of PTR's target market to identify those submarkets and product types that offer above average prospects for long-term cash flow growth. These detailed market evaluations, combined with PTR's experience in development, and as one of the largest multifamily property owners in its target market, assist PTR in identifying the submarkets with the highest projected job and population growth and in determining the product type to develop or acquire in each submarket to appeal to the local resident base.

  . The REIT Manager provides both strategic and day-to-day management for PTR, including research, investment analysis, acquisition and development services, asset management, capital markets services, disposition of assets and legal and accounting services. As of February 1, 1996, 132 professionals were employed by the REIT Manager and its specialized service affiliates, including 55 professionals focused on property development, acquisition, disposition and due diligence. Through the REIT Manager and its affiliates, PTR functions as a fully integrated operating company.

  . The REIT Manager, through its affiliated capital markets group, has arranged for over $1.37 billion of capital for PTR since PTR's inception, including $835.1 million in common equity financing, $335.0 million in preferred equity financing and $200.0 million in long-term debt financing.

  . Security Capital Group Incorporated ("SCG"), PTR's largest shareholder, which owned 37.9% of PTR's common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), at February 20, 1996, is the owner of the REIT Manager and has provided common equity investment capital to PTR, at the same times and on the same terms made available to public investors.

                                  THE OFFERING

Securities        $50,000,000 aggregate principal amount of 7.15% Notes due
 Offered........  2010 and $100,000,000 aggregate principal amount of 7.90%
                  Notes due 2016.

Maturity........  February 15, 2010 with respect to the 2010 Notes and February
                  15, 2016 with respect to the 2016 Notes.

Interest
 Payment Dates..
                  February 15 and August 15, commencing August 15, 1996.

Principal
 Payment Dates..
                  Annual principal installments on the 2010 Notes will commence on February 15, 2003, and annual principal installments on the 2016 Notes will commence on February 15, 2011. See "Description of Notes--Principal and Interest."

Ranking.........  The Notes will be senior unsecured obligations of PTR and will rank equally with PTR's other unsecured and unsubordinated indebtedness.

Optional          The Notes are redeemable at any time at the option of PTR, in
 Redemption.....  whole or in part, at a redemption price equal to the sum of
                  (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of Notes--
                  Optional Redemption."

Use of            The net proceeds to PTR from the sale of the Notes offered
 Proceeds.......  hereby will be used to repay indebtedness under PTR's unsecured revolving line of credit. See "Use of Proceeds."

Limitations on
 Incurrence of
 Debt...........
                  . Neither PTR nor any Subsidiary (as defined) may incur any
                    Debt (as defined) if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of PTR and its Subsidiaries on a consolidated basis is greater than 60% of the sum of (i) PTR's Total Assets (as defined) as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by PTR or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

                  . Neither PTR nor any Subsidiary may incur any Debt secured by any mortgage or other lien upon any of the property of PTR or any Subsidiary if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of PTR and its Subsidiaries on a consolidated basis which is secured by any mortgage or other lien on the property of PTR or any Subsidiary is greater than 40% of PTR's Total Assets.

                  . Neither PTR nor any Subsidiary may incur any Debt if, after giving effect thereto, the ratio of Consolidated Income Available for Debt Service (as defined) to the Annual Service Charge (as defined) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1, on a pro forma basis after giving effect to certain assumptions.

  For a more complete description of the terms of and definitions used in the foregoing limitations, see "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus.

                             SUMMARY FINANCIAL DATA

  The following table sets forth summary financial data relating to (i) the unaudited pro forma results of operation for the nine months ended September 30, 1995 and the year ended December 31, 1994, after giving effect to the merger (the "Merger") between PTR and Security Capital Pacific Incorporated ("PACIFIC") and (ii) the historical financial condition and results of operations of PTR as of September 30, 1995, and for the nine months ended September 30, 1995 and 1994 and as of, and for the years ended, December 31, 1994, 1993 and 1992. Such summary financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and related notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                         -------------------------------  ------------------------------------------
                                        HISTORICAL                            HISTORICAL
                         PRO FORMA  --------------------  PRO FORMA  -------------------------------
                          1995(1)     1995       1994      1994(1)     1994       1993       1992
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                   (AMOUNTS IN THOUSANDS, EXCEPT RATIO INFORMATION)
OPERATING DATA:
Rental Income........... $ 198,030  $ 189,412  $ 131,103  $ 204,337  $ 183,472  $  76,129  $  30,970
Total Revenues..........   199,959    191,296    133,196    207,028    186,105     78,418     32,779
General and
 Administrative
 Expenses...............       719        581        522        850        784        660        436
REIT Management Fee.....    15,257     14,675      9,443     14,884     13,182      7,073      2,711
Earnings from
 Operations(2)..........    60,204     58,548     33,004     52,612     46,719     23,191      9,037
Gain (Loss) on Sale of
 Investments............       --         --         --         --         --       2,302        (51)
Net Earnings
 Attributable to Common
 Shares.................    44,769     43,113     20,929     36,512     30,619     24,152      8,986
OTHER DATA:
Funds from Operations
 Attributable to
 Common Shares(3)....... $  72,533  $  69,495  $  39,940  $  65,850  $  56,833  $  34,716  $  14,922
Ratio of Funds from
 Operations to Fixed
 Charges(4).............       4.2        4.3        3.6        3.7        3.6        5.9        4.3
Ratio of Earnings to
 Fixed Charges(5).......       3.1        3.2        2.6        2.7        2.6        4.0        2.9
Net Cash Provided by
 Operating Activities...    84,786     82,794     66,747    103,956     94,625     49,247     20,252
Net Cash Used by
 Investing Activities...  (214,379)  (194,164)  (307,156)  (549,574)  (368,515)  (529,065)  (229,489)
Net Cash Provided by
 Financing Activities... $ 129,807  $ 115,380  $ 247,359  $ 499,252  $ 276,457  $ 478,345  $ 185,130

                              SEPTEMBER 30,             DECEMBER 31,
                              ------------- ------------------------------------
                                  1995         1994      1993     1992
                              ------------- ---------- -------- --------
BALANCE SHEET DATA:
Real Estate Owned, at Cost..   $1,744,343   $1,296,288 $872,610 $337,274
Total Assets................    1,723,962    1,295,778  890,301  342,235
Indebtedness under Revolving
 Line of Credit.............       25,000      102,000   51,500   54,802
Long-term Debt..............      200,000      200,000      --       --
Mortgages Payable...........      151,305       93,624   48,872   30,824
Total Liabilities...........      424,458      455,136  135,284   94,186
Shareholders' Equity........   $1,299,504   $  840,642 $755,017 $248,049

--------
(1) The unaudited pro forma results of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994 give effect to the Merger as if the Merger had occurred on January 1, 1995 and January 1, 1994, respectively. The pro forma amounts summarized above represent the combined historical operating results of PTR and PACIFIC for the respective pro forma periods. No material pro forma adjustments to revenues and expenses were required. In the Merger, each outstanding share of PACIFIC common stock was converted into 0.611 of a Common Share, resulting in the issuance of 8,468,460 Common Shares. The Merger has been accounted for as a purchase and, accordingly, the results of operations of PACIFIC have been included in PTR's financial statements from March 23, 1995. In connection with the Merger, PTR paid off the outstanding balance ($51.9 million) on PACIFIC's line of credit and assumed $54.4 million in mortgage debt.

  The pro forma financial data does not give effect to the following transactions or the application of the net proceeds therefrom: (i) the sale of the Notes offered hereby, (ii) the sale on May 11, 1995, of PTR's Series B Cumulative Redeemable Preferred Shares ("Series B Preferred Shares"),
  (iii) the sale on March 23, 1995, of 13.2 million Common Shares in a subscription offering, (iv) the sale on August 16, 1994, of 5,593,718 Common Shares in a rights offering or (v) the sale on February 8, 1994, of $100 million of 6 7/8% Senior Notes due 2008 (the "6 7/8% Notes") and $100 million of 7 1/2% Senior Notes due 2014 (the "7 1/2% Notes" and together with the 6 7/8% Notes, the "6 7/8% and 7 1/2% Notes"). Management believes that the inclusion of the effects of each of the foregoing transactions in the pro forma financial data presented above would not have a material effect on such data. The effect of each transaction is, however, included in the historical financial data since the date of such transaction.

(2) Earnings from operations for the nine-month periods ended September 30, 1995 and 1994 reflect a $220,000 and a $1.6 million provision, respectively, and earnings from operations for the years ended December 31, 1994 and 1993 reflect a $1.6 million and a $2.3 million provision, respectively, for possible losses relating to investments in non-multifamily properties.

(3) Funds from operations attributable to Common Shares ("funds from operations") means net income computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus certain non-cash items, principally property depreciation, and after adjustments for unconsolidated partnerships and joint ventures. PTR believes that funds from operations is helpful in understanding a property portfolio's ability to support interest payments and general operating expenses. Funds from operations should not be considered as an alternative to net earnings or any other GAAP measurement of performance as an indicator of PTR's operating performance or as an alternative to cash flows from operating, investing or financing activities as a measure of liquidity. In July 1994, PTR changed to a more conservative policy of expensing the amortization of loan costs in determining funds from operations. For comparability, funds from operations has been restated to give effect to this policy as if it had been in effect since January 1, 1992.

(4) For purposes of computing the ratio of funds from operations to fixed charges, funds from operations consists of funds from operations plus fixed charges, other than capitalized interest. Fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense.

(5) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from operations plus fixed charges other than capitalized interest. Fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense.


                            RECENT OPERATING RESULTS

  The following information for the quarter and year ended December 31, 1995, has been derived from PTR's preliminary unaudited results of operations.

  For the fourth quarter ended December 31, 1995, PTR generated funds from operations of $27.5 million on total revenues of $73.6 million, compared to $16.9 million on total revenues of $52.9 million for the quarter ended December 31, 1994. For the quarter ended December 31, 1995, net earnings attributable to Common Shares were $19.4 million, compared to $9.7 million for the quarter ended December 31, 1994. For the year ended December 31, 1995, funds from operations were $96.9 million on total revenues of $264.9 million, compared to $56.8 million on total revenues of $186.1 million for the year ended December 31, 1994. For the year ended December 31, 1995, net earnings attributable to Common Shares were $62.5 million, compared to $30.6 million for the year ended December 31, 1994.

                        SECURITY CAPITAL PACIFIC TRUST

  The objective of PTR is to be the preeminent real estate operating company focusing on multifamily property in its western United States target market. PTR's REIT manager is Security Capital Pacific Incorporated. Through its REIT Manager, PTR is a fully integrated operating company which focuses on development, acquisition, operation and long-term ownership of multifamily properties. At December 31, 1995, PTR owned and operated or was developing 52,545 multifamily units. As of December 31, 1995, the total expected cost of all of PTR's multifamily properties was $2.2 billion, including budgeted costs of planned renovations and development expenditures. PTR's investment activity is focused primarily on the following metropolitan areas: Albuquerque, New Mexico; Portland, Oregon; Salt Lake City, Utah; San Diego, California; San Francisco, California; and Seattle, Washington. PTR's properties are located in 22 metropolitan areas in 11 states. See "Properties."

  PTR seeks to achieve long-term sustainable growth in cash flow by maximizing operating performance through value-added operating systems and concentrating its experienced team of professionals on developing and acquiring industry-leading product in targeted submarkets exhibiting strong job growth and favorable demographic trends.

  PTR was formed in 1963 and is a real estate investment trust ("REIT") organized under the laws of Maryland. Its principal executive offices are located at 7777 Market Center Avenue, El Paso, Texas 79912, and its telephone number is (915) 877-3900.

                                USE OF PROCEEDS

  The net proceeds to PTR from the sale of the Notes offered hereby are estimated to be approximately $148.2 million, all of which will be used to repay indebtedness under PTR's unsecured revolving line of credit. At February 20, 1996, approximately $176.0 million of borrowings were outstanding under PTR's $350 million unsecured revolving line of credit with Texas Commerce Bank National Association, as agent bank ("TCB"), which matures in August 1997 (which may be extended annually for an additional year with the approval of TCB and the other participating lenders) and bears interest at the greater of prime (8.25% at February 20, 1996) or the federal funds rate plus 0.5% or, at PTR's option, LIBOR plus 1.375% which can vary from LIBOR plus 1.00% to LIBOR plus 1.75% based upon the rating of PTR's senior unsecured debt (6.69% at February 20, 1996). The borrowings under the line of credit are used for the development and acquisition of multifamily properties and for working capital purposes.

                                 CAPITALIZATION

  The following table sets forth the capitalization of PTR at September 30, 1995, and as adjusted to give effect to the issuance and sale of the Notes offered hereby. The table should be read in conjunction with the financial statements of PTR incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                        SEPTEMBER 30, 1995
                                                     --------------------------
                                                     HISTORICAL  AS ADJUSTED(1)
                                                     ----------  --------------
                                                      (AMOUNTS IN THOUSANDS,
                                                        EXCEPT SHARE DATA)
Mortgages payable................................... $  151,305    $  151,305
                                                     ----------    ----------
Long-Term Unsecured Debt:
  6 7/8% Notes due 2008(2)..........................    100,000       100,000
  7 1/2% Notes due 2014(2)..........................    100,000       100,000
  7.15% Notes due 2010..............................        --         50,000
  7.90% Notes due 2016..............................        --        100,000
                                                     ----------    ----------
                                                        200,000       350,000
                                                     ----------    ----------
Shareholders' Equity:
  Shares of Beneficial Interest, $1.00 par value;
   150,000,000 shares authorized:
    Series A Cumulative Convertible Preferred Shares
     (liquidation preference $25.00 per share);
     9,200,000 shares issued........................    230,000       230,000
    Series B Cumulative Redeemable Preferred Shares
     (liquidation preference $25.00 per share);
     4,200,000 shares issued........................    105,000       105,000
    Common Shares; 72,375,819 shares issued.........     72,376        72,376
  Additional paid-in capital........................    952,692       952,692
  Distributions in excess of net earnings...........    (58,627)      (58,627)
  Common Shares held in treasury, at cost--164,896..     (1,937)       (1,937)
                                                     ----------    ----------
      Total Shareholders' Equity....................  1,299,504     1,299,504
                                                     ----------    ----------
      Total Capitalization.......................... $1,650,809    $1,800,809
                                                     ==========    ==========

--------
(1) As described under "Use of Proceeds," the proceeds of this offering will be used to repay borrowings under PTR's unsecured revolving line of credit.
(2) The 6 7/8% and 7 1/2% Notes had an original collective average life to maturity of 14.25 years and a collective average effective interest cost, inclusive of offering discounts, issuance costs and an interest rate protection agreement, of 7.37% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   BUSINESS

  COMMITMENT TO FUNDAMENTAL REAL ESTATE RESEARCH. The REIT Manager utilizes its affiliate, Security Capital Investment Research, to conduct comprehensive evaluations of PTR's target market on a submarket-by-submarket basis to identify those submarkets and product types that offer above average prospects for long-term cash flow growth. These detailed market evaluations, combined with PTR's experience in development, and as one of the largest multifamily property owners in its target market, assist PTR in identifying the submarkets with the highest projected job and population growth and in determining the product type to develop or acquire in each submarket to appeal to the local resident base.

  ASSET REVIEW AND REALLOCATION. PTR develops and acquires properties with a view to effective long-term operation and ownership. Each year, REIT Management actively reviews PTR's asset base. These reviews generate operating and capital plans and, with guidance from Security Capital Investment Research, identify submarkets and product types that PTR believes represent better long-term growth opportunities. For each submarket, PTR's research evaluates 24 key variables that PTR has identified as having the most impact on multifamily operating performance. This research provides PTR with the information needed to target specific resident profiles and identify unit size, density and amenities for each community which will provide the greatest opportunity for consistent rental increases and high occupancies. Based upon PTR's market research and in an effort to optimize its portfolio allocation, PTR may from time to time seek to dispose of assets that in management's view do not meet PTR's long-term investment criteria. The proceeds therefrom will be redeployed, preferably through like-kind exchanges, into assets that PTR believes provide better long-term growth opportunities.

  DEVELOPMENT. At December 31, 1995, PTR had completed $301.9 million of multifamily developments (including $18.8 million "in lease-up") (as herein defined), had $341.6 million of developments under construction (including $93.9 million "in lease-up"), had $238.6 million of developments in planning and owned land for which $94.5 million of developments are projected. PTR has engaged in multifamily development since 1970. PTR has developed from the ground up, or has under development, a total of $882.1 million of properties which represent 40.0%, based on expected cost, of its multifamily portfolio as of December 31, 1995. Historically, actual operating results on properties developed by PTR have generally exceeded projected operating results and the results available from properties that were acquired rather than developed by PTR. PTR's development strategy is to focus on developing state of the art product in attractive submarkets to address specific renter preferences and demographic trends. PTR believes that developing communities designed for long-term appeal to the largest segment of the renter population (moderate income households) will allow PTR to achieve more consistent rental increases and higher occupancies over the long-term and, thereby, realize cash flow growth. PTR minimizes development risks by having zoning, site planning, construction budgets and similar risks resolved or assumed by third parties prior to PTR's commitment. PTR also targets development for submarkets with high occupancy rates where population and job growth trends indicate increasing future demand. PTR cannot eliminate all development risk but believes that the opportunities to better control product and realize higher returns from development properties compensate for the retained risk.

  Development opportunities also permit PTR to incorporate into multifamily communities proprietary technologies and designs aimed at enhancing long-term rental growth while reducing ongoing maintenance costs. PTR has had the opportunity to evaluate and refine its multifamily product through its long history of development. PTR, unlike a typical merchant builder, intends to own the properties that it develops for the long-term. Hence, PTR focuses on long-term durability by using materials and designs with a view towards minimizing long-term operating and maintenance costs.

  REIT Management believes that development of multifamily units that are built from the ground up for long-term ownership and are designed to address specific broad renter preferences and demographic trends will provide a substantial source of long-term cash flow growth. Therefore, while land prices are favorable, PTR has acquired and will acquire, on an unleveraged basis, prudent amounts of land zoned for future multifamily development. For purposes of the property chart and other information contained herein, land held for these future developments, which comprises less than 1% of assets, based on cost, has not been aggregated with the multifamily properties.

  MULTIFAMILY PROPERTIES. PTR categorizes operating multifamily properties (which include all properties not under development) as either "stabilized," "pre-stabilized" or "in lease-up." The term "stabilized" means that renovation, repositioning, new management and new marketing programs (or development and marketing in the case of newly-developed properties) have been completed and in effect for a sufficient period of time (but in no case longer than 12 months or, in the case of properties requiring major rehabilitation, as long as 18 months) to achieve 93% occupancy at market rents. Prior to being "stabilized," an acquired property is considered "pre-stabilized." A property under development becomes defined as "in lease-up" once the first units are delivered for occupancy and until it is considered "stabilized." For operating properties that PTR has acquired, stabilized operations generally have been achieved six to twelve months after acquisition. For properties that PTR has developed, stabilized operations generally have been achieved 12 to 18 months after construction commenced. Due to its active development and acquisition programs, 86.8% of PTR's operating multifamily properties, based on expected cost, were classified by PTR as stabilized as of December 31, 1995. At December 31, 1995, PTR's operating multifamily properties were 94.1% leased and PTR's stabilized multifamily properties were 94.8% leased.

  PTR's multifamily properties are primarily garden style, two-story multifamily dwellings that range in size from 84 units to 896 units. Resident leases are generally for six-month to twelve-month terms and require security deposits. As of December 31, 1995, PTR owned or had under development 31 Homestead Village properties that are comprised of moderately priced corporate efficiency units which are rented for terms generally shorter than six months. As of December 31, 1995, nine of these properties were under development and two additional properties were in planning.

  After a detailed review of Homestead Village's performance, the Board of Trustees has asked REIT Management to evaluate all options relating to the operation of Homestead Village's assets in order to maximize PTR shareholder value. The analysis will include whether Homestead Village assets should continue to be developed within PTR, be spun out as a new stand-alone entity with a target market extending beyond PTR's current market area, or be offered for sale, merger or disposition to a national operator. The Board of Trustees has asked that the analysis be completed during 1996. It is possible that certain actions, if pursued, may require approval of the Board of Trustees and possible shareholder vote.

  PTR believes that its multifamily communities generally occupy strategic locations in growing submarkets. At December 31, 1995, excluding Homestead Village properties, the average unit size for properties operating, under development and in planning was 839 square feet, with 53.6% of the units having two or more bedrooms. Many units have washer/dryer connections and walk-in closets, which REIT Management believes substantially enhance marketability. PTR improves attractiveness by investing in extensive landscaping when developing or repositioning multifamily units. Other features frequently included in PTR's multifamily communities are swimming pools, playgrounds, volleyball courts, fitness centers and community rooms.

  PTR expects to continue to focus a large portion of its future development and acquisition efforts on moderate income multifamily housing priced to appeal to the largest segment of the renter population, based on income, age and family size.

                                   PROPERTIES

  The information in the following table is as of December 31, 1995 (dollar amounts in thousands).

                              YEAR               RENTABLE
                            ACQUIRED             UNITS OR              TOTAL
                               OR     PERCENTAGE  SQUARE     PTR      EXPECTED
                            COMPLETED   LEASED   FOOTAGE  INVESTMENT  COST(1)
                            --------- ---------- -------- ---------- ----------
PROPERTIES STABILIZED(2):
 Albuquerque, New Mexico:
  Comanche Wells...........   1994       98.9%     179    $    5,100 $    5,100
  Corrales Pointe..........   1993      100.0      208         6,688      6,688
  Entrada Point............   1994       99.0      208         7,563      7,563
  Pavilions*...............    (3)       95.8      240        15,408     15,408
  Sandia Ridge.............   1992       99.6      272         7,495      7,495
  Vista del Sol............   1993       95.8      168         5,951      5,951
  Wellington Place.........   1993       97.5      280        10,002     10,002
 Austin, Texas:
  Anderson Mill Oaks.......   1993       96.9      350        12,226     12,226
  Cannon Place.............   1993       96.2      184         6,824      6,824
  La Mirage*...............   1994       98.6      348        17,018     17,018
  Homestead Village--
   Burnet*.................   1995        (4)      133         4,068      4,148
  Hunters Run*.............   1995       98.3      240        11,382     11,511
  The Ridge................   1993       98.8      326        10,420     10,420
  Rock Creek...............   1993       99.4      314        10,161     10,161
  Saddlebrook*.............   1994       99.0      308        13,284     13,284
  Shadowood................   1993       99.1      235         6,545      6,545
  Spyglass.................   1992       99.3      298        10,473     10,473
 Dallas, Texas:
  Apple Ridge..............   1993       99.0      304        11,052     11,052
  Custer Crossing..........   1993       96.7      244        10,378     10,378
  Homestead Village--Coit
   Road(5)*................   1994       87.7      133         3,386      3,386
  Homestead Village--North
   Arlington*..............   1995        (4)      137         3,985      4,030
  Homestead Village--North
   Richland Hills(5)*......   1994       85.0      133         3,490      3,490
  Homestead Village--
   Skillman Road(5)*.......   1992       84.0      131         3,083      3,083
  Homestead Village--South
   Arlington*..............   1995        (4)      141         3,824      3,884
  Homestead Village--
   Stemmons Freeway(5)*....    (6)       85.4      189         4,492      4,612
  Homestead Village--
   Tollway(5)*.............   1993       96.8      119         2,718      2,718
  Indian Creek.............   1993       96.3      328        10,800     10,800
  Post Oak Ridge...........   1993       96.7      486        15,121     15,121
  Quail Run................   1993       96.0      278        10,922     10,922
  Somerset.................   1993       98.7      372        15,065     15,065
  Summerstone..............   1993       99.5      192         7,012      7,012
  Timber Ridge.............   1994       98.1      160         6,950      6,950
  Woodland Park............   1993       97.7      216         7,238      7,238
 Denver, Colorado:
  Cambrian.................   1993       98.2      383        12,001     12,001
  The Cedars...............   1993       99.8      408        17,044     17,044
  Fox Creek Phase I........   1993       99.4      175         6,149      6,149
  Hickory Ridge............   1992       99.4      688        23,403     23,403
  Reflections Phase I......   1993       98.6      208         8,738      8,738
  Silvercliff..............   1994       95.5      312        16,285     16,285
  Sunwood..................   1992       98.1      156         6,087      6,087

                              YEAR               RENTABLE
                            ACQUIRED             UNITS OR              TOTAL
                               OR     PERCENTAGE  SQUARE     PTR      EXPECTED
                            COMPLETED   LEASED   FOOTAGE  INVESTMENT  COST(1)
                            --------- ---------- -------- ---------- ----------
 El Paso, Texas:
  Acacia Park*.............   1995       98.8%     336    $   13,894 $   13,970
  The Crest*...............   1992       95.3      232         7,977      7,977
  Double Tree..............   1993       96.5      284         6,155      6,155
  Las Flores*..............    (7)       94.4      468         8,110      8,110
  Mountain Village.........   1992       95.5      288         7,185      7,185
  Park Place*..............    (8)       97.3      292         8,705      8,705
  The Phoenix*.............   1993       97.3      336        10,095     10,095
  Shadow Ridge*............    (9)       94.9      352        12,244     12,244
  Spring Park*.............   1990       98.9      180         5,239      5,239
  Tigua Village*...........   (10)       95.1      184         2,283      2,283
 Houston, Texas:
  Beverly Palms............   1994       98.3      362         9,986      9,986
  Braeswood Park...........   1993       96.3      240        12,560     12,560
  Chasewood................   1994       97.3      260        13,540     13,540
  Cranbrook Forest.........   1993       95.8      261         6,886      6,886
  Homestead Village--Bammel
   Westfield(5)*...........   1994       73.3      135         3,475      3,475
  Homestead Village--
   Fuqua(5)*...............   1994       84.1      133         3,345      3,345
  Homestead Village--Park
   Ten(5)*.................   1994       82.8      134         3,893      3,893
  Homestead Village--
   Stafford(5)*............   1995       83.3      133         3,667      3,667
  Homestead Village--West
   by Northwest(5)*........   1994       83.3      133         3,432      3,432
  Homestead Village--
   Westheimer(5)*..........   1994       89.9      133         4,001      4,001
  Pineloch.................   1993       95.7      440        13,598     13,598
  Plaza Del Oro............   1994       98.3      348        11,907     11,907
  Seahawk..................   1994       99.1      224         8,607      8,607
  Weslayan Oaks............   1993       97.6       84         3,979      3,979
  Woodside Village.........   1975       94.9      196         6,560      6,560
 Las Vegas, Nevada:
  The Hamptons.............   1995       97.8      492        20,684     20,684
  Horizons at Peccole
   Ranch...................   1995       97.8      408        21,334     21,334
  King's Crossing..........   1995       97.7      440        19,334     19,334
  Sunterra.................   1995       93.7      444        14,004     14,004
 Oklahoma City, Oklahoma:
  Cimmarron Trail..........   1994       96.9      228         6,753      6,753
  Warrington...............   1993       96.1      204         5,986      5,986
 Omaha, Nebraska:
  Apple Creek..............   1994       98.2      384        13,572     13,572
 Phoenix, Arizona:
  Bay Club.................   1993       94.7      472        14,918     14,918
  Foxfire..................   1994       97.3      188         7,277      7,277
  Homestead Village--
   Scottsdale*.............   1995       (4)       120         4,259      4,275
  Moorings at Mesa Cove....   1992       99.0      406        17,152     17,152
  North Mountain Village...   1994       97.0      568        18,357     18,357
  Papago Crossing..........   1992       97.8      180         3,808      3,808
  Peaks at Papago Park
   Phase I.................   1994       98.6      624        28,128     28,128
  Pheasant Run.............   1993       96.4      248         8,632      8,632
  Presidio at South
   Mountain................   1993       98.7      600        31,356     31,356
  The Ridge................   1993       98.4      380        12,662     12,662
  San Antigua*.............   1994       99.7      320        23,799     23,799

                              YEAR               RENTABLE
                            ACQUIRED             UNITS OR              TOTAL
                               OR     PERCENTAGE  SQUARE     PTR      EXPECTED
                            COMPLETED   LEASED   FOOTAGE  INVESTMENT  COST(1)
                            --------- ---------- -------- ---------- ----------
  San Marin*...............   1993       99.6%     276    $   17,939 $   17,939
  San Marina...............   1992      100.0      400         6,891      6,891
  San Marquis North*.......   1995      100.0      208         9,888     10,748
  San Marquis South*.......   1994      100.0      264        13,449     13,449
  Scottsdale Greens........   1994       98.1      644        27,685     27,685
  Sunstone.................   1993       99.2      242        10,595     10,595
  Superstition Park........   1992       97.3      376        12,498     12,498
 Portland, Oregon:
  Club at the Green........   1995       99.6      254        11,076     11,076
  Double Tree Phase I......   1995       94.7      245        10,386     10,386
  Knight's Castle..........   1995       90.2      296        13,137     13,137
  Meridian at Murrayhill...   1995       93.3      312        16,896     16,896
  Riverwood Heights........   1995      100.0      240        10,015     10,015
  Squire's Court...........   1995       96.6      235        10,907     10,907
 Salt Lake City, Utah:
  Cherry Creek.............   1995       99.1      225         8,919      8,919
  Greenpointe..............   1995       90.6      192         6,056      6,056
  Mountain Shadow..........   1995       98.3      174         5,636      5,636
 San Antonio, Texas:
  Applegate................   1993       97.7      344         9,985      9,985
  Austin Point.............   1993       96.3      328        11,905     11,905
  Camino Real..............   1993       93.2      176         6,196      6,196
  Cobblestone Village......   1992       95.7      184         4,551      4,551
  Contour Place............   1992       99.2      126         2,602      2,602
  The Crescent*............   1994       99.7      306        15,599     15,599
  Dymaxion Phase I.........   1994       97.9      190         4,555      4,555
  The Gables...............   1993       92.7      192         7,060      7,060
  Homestead Village--
   Fredericksburg(5)*......   1994       74.6      135         4,038      4,038
  Lakeside Villas..........   1992       93.5      292        13,651     13,651
  Marbach Park.............   1993       96.4      304         7,987      7,987
  Oakhampton Place.........   1992       93.9      280        12,174     12,174
  Palisades Park...........   1993       91.2      328         8,144      8,144
  Panther Springs..........   1993       90.9       88         3,982      3,982
  Rancho Mirage............   1993       96.5      254         4,854      4,854
  Sterling Heights*........   1995       96.0      224        11,992     12,075
  Towne East Village.......   1993       95.0      100         2,483      2,483
  Villas of Castle Hills...   1993       93.3      163         5,876      5,876
  Villas of St. Tropez.....   1992       89.0      273        10,863     10,863
  The Waters of Northern
   Hills...................   1994       96.1      305         9,046      9,046
 San Diego, California:
  Scripps Landing..........   1994       97.5      160         9,122      9,122
  Tierrasanta Ridge........   1994       97.9      340        19,481     19,481
 Santa Fe, New Mexico:
  The Enclave..............   1992       96.6      204         9,748      9,748
  The Meadows of Santa Fe*.   1994       97.6      296        12,471     12,471
  Rancho Vizcaya...........   1991       97.2      212        12,093     12,093

                              YEAR               RENTABLE
                            ACQUIRED             UNITS OR              TOTAL
                               OR     PERCENTAGE  SQUARE     PTR      EXPECTED
                            COMPLETED   LEASED   FOOTAGE  INVESTMENT  COST(1)
                            --------- ---------- -------- ---------- ----------
 Seattle, Washington:
  Logan's Ridge............   1995       93.4%       258  $   13,148 $   13,148
  Matanza Creek............   1995       86.8        152       6,928      6,928
  Walden Pond..............   1995       90.5        316      13,736     13,736
 Tucson, Arizona:
  Ashton Meadows...........   1993       92.6        272       7,141      7,141
  Cobble Creek.............   1992       94.0        301       7,728      7,728
  Craycroft Gardens........   1992       99.0        101       1,941      1,941
  Rio Cancion..............   1994       93.4        379      19,393     19,393
  Sonoran Terraces.........   1992       91.7        374      17,818     17,818
  Sundown Village*.........   (11)       92.1        330      12,924     12,924
  Tierra Antigua...........   1992       93.9        147       5,466      5,466
  Villa Caprice............   1993       97.0        268       8,801      8,801
  Windsail.................   1993       93.7        300       9,875      9,875
 Tulsa, Oklahoma:
  Southern Slope...........   1993       95.1        142       5,333      5,333
                                         ----     ------  ---------- ----------
   Subtotals/Average.......              96.2%    36,785  $1,375,832 $1,377,301
                                         ----     ------  ---------- ----------
PROPERTIES PRE-
 STABILIZED(2):
 El Paso, Texas:
  Cielo Vista..............   1993       92.6%       378  $    6,646 $    8,668
 Houston, Texas:
  Brompton Court...........   1994       98.9        794      30,528     31,624
 Los Angeles, California:
  Miramonte................   1995       91.0        290      15,721     16,130
 Las Vegas, Nevada:
  La Tierra at the Lakes...   1995       97.5        896      40,967     42,818
 Omaha, Nebraska:
  Oak Brook................   1995       93.8        162       7,489      7,538
 Portland,
  Oregon/Vancouver,
  Washington:
  Double Tree Phase II.....   1995       92.7        124       6,615      6,615
 Salt Lake City, Utah:
  Plumtree.................   1995       95.5        336      14,246     14,896
 San Francisco (Bay Area),
  California:
  Treat Commons............   1995       94.9        510      38,590     38,955
 Seattle, Washington:
  Millwood Estates.........   1995       89.3        300      11,053     11,219
  Remington Park...........   1995       95.5        332      18,927     18,977
                                         ----     ------  ---------- ----------
    Subtotals/Average......              95.3%     4,122  $  190,782 $  197,440
                                         ----     ------  ---------- ----------

                              YEAR               RENTABLE
                            ACQUIRED             UNITS OR              TOTAL
                               OR     PERCENTAGE  SQUARE     PTR      EXPECTED
                            COMPLETED   LEASED   FOOTAGE  INVESTMENT  COST(1)
                            --------- ---------- -------- ---------- ----------
PROPERTIES IN LEASE-UP(3):
  COMPLETED DEVELOPMENTS
 Houston, Texas:
  Homestead Village--
   Astrodome*..............   1995       (4)        165   $    5,295 $    5,447
  Homestead Village--
   Willowbrook*............   1995       (4)        137        3,925      4,017
 San Antonio, Texas:
  Homestead Village--
   Bitters*................   1995       (4)        153        4,729      4,832
  Homestead Village--
   DeZavala*...............   1995       (4)        141        4,431      4,511
                                                  -----   ---------- ----------
                                                    596   $   18,380 $   18,807
                                                  -----   ---------- ----------
  DEVELOPMENTS UNDER
   CONSTRUCTION
 Albuquerque, New Mexico:
  La Paloma................   1993       N/A        424   $   23,087 $   24,762
  La Ventana Phase I.......   1994       N/A        184       12,345     12,449
 Denver, Colorado:
  Reflections Phase II.....   1993       N/A        208       12,063     12,152
 El Paso, Texas:
  Patriot Apartments.......   1993       N/A        320       11,864     12,321
 Houston, Texas:
  Oaks at Medical Center...   1994       N/A        360       12,269     18,672
 San Antonio, Texas:
  Stanford Heights.........   1993       N/A        276       13,165     13,495
                                                  -----   ---------- ----------
                                                  1,772   $   84,793 $   93,851
                                                  -----   ---------- ----------
   Subtotals/Average.......                       2,368   $  103,173 $  112,658
                                                  =====   ========== ==========
DEVELOPMENTS UNDER CONSTRUCTION:
 Albuquerque, New Mexico:
  Homestead Village--Osuna.   1995       N/A        141   $    3,871 $    5,203
  La Ventana Phase II......   1994       N/A         48        1,499      2,618
  Seven Bar(12)............   1994       N/A        364        6,438     21,639
 Austin, Texas:
  Homestead Village--Mid
   Town....................   1995       N/A        145        3,735      4,462
  Homestead Village--
   Pavillion(12)...........   1995       N/A        134          813      5,304
  Hunters' Run Phase
   II(12)..................   1993       N/A        160        1,572      8,867
  Monterey Ranch Village
   II......................   1993       N/A        456       10,236     24,341
 Dallas/Ft. Worth, Texas:
  Homestead Village--Fort
   Worth...................   1994       N/A         97        2,646      2,974
  Homestead Village--Las
   Colinas.................   1994       N/A        149        4,362      4,624
 Denver, Colorado:
  Homestead Village--
   Belleview...............   1994       N/A        157        3,498      5,964
  Homestead Village--Iliff.   1994       N/A        137        3,525      4,975
 Houston, Texas:
  Memorial Heights Phase I.   1994       N/A        360        7,987     18,928
 Phoenix, Arizona:
  Homestead Village--
   Baseline(12)............   1995       N/A        149        2,500      5,346
  Homestead Village--
   Dunlap(12)..............   1995       N/A        143        2,068      5,154
  Miralago Phase I(12).....   1995       N/A        496        3,260     23,809
  Peaks at Papago Phase II    1994       N/A        144        4,388      7,266
  San Palmera(12)..........   1995       N/A        412        4,309     23,846
 Portland, Oregon:
  Preston's Crossing(12)...   1995       N/A        228        4,134     12,068
 Salt Lake City, Utah:
  Remington................   1995       N/A        288        4,951     16,412
 Seattle, Washington:
  Pebble Cove..............   1995       N/A        288        4,237     16,949
 Tucson, Arizona:
  San Ventana(12)..........   1994       N/A        408       10,621     26,955
                                         ---      -----   ---------- ----------
   Subtotals/Average.......              N/A      4,904   $   90,650 $  247,704
                                         ---      -----   ---------- ----------

                              YEAR               RENTABLE
                            ACQUIRED             UNITS OR              TOTAL
                               OR     PERCENTAGE  SQUARE     PTR      EXPECTED
                            COMPLETED   LEASED   FOOTAGE  INVESTMENT  COST(1)
                            --------- ---------- -------- ---------- ----------
DEVELOPMENTS IN PLANNING:
 Austin, Texas:
  Hobby Horse..............   1993       N/A         168  $    1,091 $    9,517
  Monterey Ranch Village I.   1993       N/A         168       3,146      8,964
  Monterey Ranch Village
   III.....................   1993       N/A         448       8,390     26,061
 Denver, Colorado:
  Fox Creek Phase II.......   1993       N/A         112          69      5,719
 Houston, Texas:
  Memorial Heights Phase
   II......................   1994       N/A         476      10,561     26,049
  Oaks at the Medical
   Center Phase II.........   1994       N/A         288       8,914     14,938
 Phoenix, Arizona:
  22nd & Dunlap Phase
   I(12)...................   1995       N/A         376       3,617     21,791
  Arrowhead Phase I(12)....   1995       N/A         272       2,030     16,086
 Reno, Nevada:
  Vista Ridge..............   1994       N/A         324       3,762     20,455
 San Antonio, Texas:
  St. Tropez Phase II......   1994       N/A          96         966      4,409
  Walker Ranch Phase I.....   1994       N/A         482       3,216     23,431
  Walker Ranch Phase II....   1994       N/A         320       2,135     16,624
  Walker Ranch Phase III...   1994       N/A         120         801      6,371
 San Francisco (Bay Area),
  California:
  Homestead Village--San
   Mateo...................   1995       N/A         136       1,652      6,709
  Homestead Village--
   Sunnyvale...............   1995       N/A         144       1,361      6,333
 Santa Fe, New Mexico:
  Foothills of Santa Fe
   Phase I.................   1995       N/A         248       2,156     14,321
  Foothills of Santa Fe
   Phase II................   1995       N/A         188       1,149     10,856
                                         ---      ------  ---------- ----------
   Subtotals/Average.......              N/A       4,366  $   55,016 $  238,634
                                         ---      ------  ---------- ----------
   TOTAL MULTIFAMILY.......                       52,545  $1,815,453 $2,173,737
                                                  ======  ========== ==========
LAND HELD FOR FUTURE MULTIFAMILY DEVELOPMENT:
 Austin, Texas:
  Homestead Village--Round
   Rock(13)................   1995       N/A          --  $      892 $       --
 El Paso, Texas:
  West Ten(14).............   1994       N/A          --       1,597         --
 Phoenix, Arizona:
  22nd & Dunlap Phase
   II(15)..................   1995       N/A          --       1,820         --
  Arrowhead Phase II(16)...   1995       N/A          --       1,601         --
 San Antonio, Texas:
  Dymaxion Phase II(17)....   1994       N/A          --         556         --
  Indian Trails Phase
   II(18)..................   1994       N/A          --         882         --
 Santa Fe, New Mexico:
  St. Francis(19)..........   1995       N/A          --       2,321         --
                                         ---      ------  ---------- ----------
   Subtotals/Average.......              N/A          --  $    9,669 $       --
                                         ---      ------  ---------- ----------

                           YEAR               RENTABLE
                         ACQUIRED             UNITS OR              TOTAL
                            OR     PERCENTAGE  SQUARE     PTR      EXPECTED
                         COMPLETED   LEASED   FOOTAGE  INVESTMENT  COST(1)
                         --------- ---------- -------- ---------- ----------
HOTEL (ROOMS) OWNED:
 San Francisco (Bay
  Area), California:
  Wharf Holiday Inn(20).   1971       87.7%       338  $   22,870 $   22,870
                                     -----    -------  ---------- ----------
   Subtotals/Average....              87.7%       338  $   22,870 $   22,870
                                     -----    -------  ---------- ----------
OFFICE/INDUSTRIAL (SQUARE FEET) OWNED:
 Dallas, Texas:
  Irving Building.......   1977      100.0%    37,200  $      540 $      540
 El Paso, Texas:
  Vista Industrial......   1989      100.0    130,000       3,134      3,134
 Ontario, California:
  Ontario Building......   1987      100.0    127,600       4,137      4,137
                                     -----    -------  ---------- ----------
   Subtotals/Average....             100.0%   294,800  $    7,811 $    7,811
                                     -----    -------  ---------- ----------
OTHER...................             100.0%    10,000  $       63 $       63
                                     -----    -------  ---------- ----------
   Subtotals/Average....             100.0%    10,000  $       63 $       63
                                     -----    -------  ---------- ----------
  TOTAL PROPERTIES
   OWNED................                               $1,855,866 $2,204,481
                                                       ========== ==========

--------
*Property developed by PTR.
 (1) Represents cost, including planned renovations, for properties owned at December 31, 1995. Represents budgeted development cost, which includes the cost of land, fees, permits, payments to contractors, architectural and engineering fees and interest and property taxes to be capitalized during the construction period, for properties under development. Does not include land held for future development, which is less than 1% of assets based on cost.
 (2) For definitions of stabilized, pre-stabilized and "in lease-up," see "Business--Multifamily Properties."
 (3) Phase I (118 units) was acquired in 1991 and Phase II (122 units) was developed in 1992.
 (4) Property was "in lease-up" during 1995, therefore percentage leased is not reflected because it would not be representative of a full year of operations.
 (5) Percentage leased represents an average economic occupancy (gross room revenue earned divided by potential gross room revenue) for the year ended December 31, 1995. Due to the holiday season, percentage leased at December 31, 1995 would not be representative of prevailing lease levels.
 (6) Phase I (132 units) was developed in 1992 and Phase II (57 units) was developed in 1995.
 (7) Phase I (120 units) was developed in 1980, Phase II (60 units) was developed in 1981 and Phase III (288 units) was developed in 1983.
 (8) Phase I (160 units) was developed in 1989 and Phase II (132 units) was developed in 1991.
 (9) Phase I (208 units) was acquired in 1991 and Phase II (144 units) was developed in 1994.
(10) Phase I (84 units) was developed in 1970 and Phase II (100 units) was developed in 1978.
(11) Phase I (250 units) was acquired in 1993 and Phase II (80 units) was developed in 1995.
(12) Represents properties owned by third party developers that are subject to presale agreements with PTR to acquire such properties. PTR's investment as of December 31, 1995 represents development loans made by PTR to such developers.
(13) 3.71 acres of undeveloped land.
(14) 25.30 acres of undeveloped land.
(15) 3.12 acres of undeveloped land.
(16) 11.60 acres of undeveloped land.
(17) 6.49 acres of undeveloped land.
(18) 25.58 acres of undeveloped land.
(19) 10.40 acres of undeveloped land.
(20) PTR owns the building and land leased to Holiday Inns of America, Inc. at Fisherman's Wharf in San Francisco. The lease with Holiday Inns expires in 2018. Occupancy represents average occupancy for the one-year period ended December 31, 1995.

GEOGRAPHIC DISTRIBUTION

  PTR's multifamily and non-multifamily properties are located in 22 metropolitan areas in 11 states. The table below demonstrates the geographic distribution of PTR's property investments at December 31, 1995:

                                                 NUMBER OF  PERCENTAGE OF ASSETS
                                                 PROPERTIES   BASED ON COST(1)
                                                 ---------- --------------------
Albuquerque, New Mexico.........................     12                6%
Austin, Texas...................................     17                9
Dallas/Fort Worth, Texas........................     19                6
Denver, Colorado................................     11                5
El Paso, Texas/Las Cruces, New Mexico...........     13                5
Houston, Texas..................................     22               10
Las Vegas, Nevada...............................      5                5
Los Angeles, California.........................      1                1
Oklahoma City, Oklahoma.........................      2                1
Omaha, Nebraska.................................      2                1
Ontario, California.............................      1                *
Phoenix, Arizona................................     25               17
Portland, Oregon/Vancouver, Washington..........      8                4
Reno, Nevada....................................      1                1
Salt Lake City, Utah............................      5                2
San Antonio, Texas..............................     27               11
San Diego, California...........................      2                1
San Francisco (Bay Area), California............      4                3
Santa Fe, New Mexico............................      5                3
Seattle, Washington.............................      6                4
Tucson, Arizona.................................     10                5
Tulsa, Oklahoma.................................      1                *
                                                    ---            -----
    Total.......................................    199            100.0%
                                                    ===            =====

--------
 *Less than 1%.
(1) Represents cost, including planned renovations, for properties owned at December 31, 1995. Represents budgeted development costs, which includes the cost of land, fees, permits, payments to contractors, architectural and engineering fees and interest and property taxes to be capitalized during the construction period, for properties under development. Does not include land held for future development, which is less than 1% of assets based on cost.

ENVIRONMENTAL MATTERS

  PTR is not aware of any environmental condition of any of its properties which is likely to have a material adverse effect upon its results of operations or financial position.

                                REIT MANAGEMENT

GENERAL

  The REIT Manager provides both strategic and day-to-day management for PTR, including research, investment analysis, acquisition and development services, asset management, capital markets services, disposition of assets and legal and accounting services, all of which are included in the REIT Management fee. Hence, PTR depends upon the quality of the management provided by the REIT Manager. As of February 1, 1996, 132 professionals were employed by the REIT Manager and its specialized service affiliates. The REIT Manager also provides office and other facilities for PTR's needs.

  The REIT Manager believes that the quality of management should be assessed in light of the following factors:

  MANAGEMENT DEPTH/SUCCESSION. Management should have several senior executives with the leadership, operational, investment and financial skills and experience to oversee the entire operations of the REIT. The REIT Manager believes that several of its senior officers could serve as the principal executive officer and continue PTR's performance. See "--Directors, Trustees and Officers of PTR, the REIT Manager and Relevant Affiliates."

  STRATEGIC VISION. Management should have the strategic vision to determine an investment focus that provides both favorable initial yields and strong long-term growth prospects. The REIT Manager demonstrated its strategic vision by focusing PTR on multifamily properties in target markets where demographic and supply factors have permitted high occupancies at increasing rents. This favorable environment has been enhanced by financing constraints for competitors, which have permitted investments by PTR on attractive terms. See "Security Capital Pacific Trust" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  RESEARCH CAPABILITY. Management should have the means for researching both markets and products to determine appropriate investment opportunities. PTR divides its target market into a total of 240 submarkets for analysis purposes. The REIT Manager and its affiliate, Security Capital Investment Research, have several professionals devoting substantial time to research, on a submarket-by-submarket basis, who are closely supervised by the Managing Directors of the REIT Manager; hence, the REIT Manager's research has provided important guidance for PTR's investment decisions.

  INVESTMENT COMMITTEE PROCESS. Investment committees should provide discipline and guidance for the investment activities of the REIT in order to achieve its investment goals. The five members of the REIT Manager's Investment Committee have a combined 86 years of experience in the real estate industry. See "--Directors, Trustees and Officers of PTR, the REIT Manager and Relevant Affiliates." The Investment Committee receives detailed written analyses and research, in a standardized format, from the REIT Manager's development and acquisition personnel and evaluates all prospective investments pursuant to uniform underwriting criteria prior to submission of investment recommendations to the Board of Trustees. The quality of the REIT Manager's Investment Committee process is evident from the ability of PTR to achieve its investment goals, generally exceeding its projected initial returns, and growth from multifamily investments.

  DEVELOPMENT/REDEVELOPMENT AND ACQUISITION CAPABILITY. Development returns are generally higher than acquisition returns. Additionally, PTR can exert better control over property quality of developed properties than acquired properties. Hence, development is an important source of cash flow growth even during attractive acquisition markets. By internally developing projects and redeveloping well located operating properties, management can capture for the REIT the value that normally escapes through sales premiums paid to successful developers. The REIT Manager's personnel have substantial development and redevelopment experience, as described in "--Directors, Trustees and Officers of PTR, the REIT Manager and Relevant Affiliates." The REIT Manager has 44 full-time professionals committed to development and acquisition activities. The REIT Manager has arranged for over $1.28 billion of successful acquisitions. The REIT Manager has under construction 6,676 multifamily units for PTR, with a total expected cost of $341.6 million, including 1,772 multifamily units with a total expected cost of $93.9 million "in lease-up," and has in the final planning stages an estimated 4,366 multifamily units with a total expected cost of $238.6 million. The REIT Manager has engaged in substantial development on behalf of PTR at attractive yields that have exceeded projections. See "Business--Development" and "-- Multifamily Properties."

  DUE DILIGENCE PROCESS. Management should have experienced personnel dedicated to performing intelligent and thorough due diligence. The REIT Manager has nine full-time due diligence professionals and has developed uniform systems and procedures for due diligence. The REIT Manager's due diligence personnel have screened over $1.28 billion of successful investments.

  CAPITAL MARKETS CAPABILITY. Management must be able to effectively raise capital for the REIT in order for the REIT to execute its investment strategy. The REIT Manager has arranged for over $1.37 billion of capital for PTR, including approximately $253.3 million raised from SCG.

  OPERATING CAPABILITY. Management can substantially improve cash flow by actively and effectively managing assets. The REIT Manager and its affiliates have devoted substantial personnel and financial resources to developing value-added operating systems, which control and effectively administer the operation of PTR's multifamily assets.

  COMMUNICATIONS/SHAREHOLDER RELATIONS CAPABILITY. A REIT's success in capital markets and asset acquisition activities can be enhanced by management's ability to effectively communicate the REIT's strategy and performance to investors, sellers of property and the financial media. The REIT Manager believes that PTR has now generally established an excellent reputation among these constituencies through its performance and the REIT Manager's communications ability. The REIT Manager provides at its expense full-time personnel who prepare informational materials for and conduct periodic meetings with shareholders, the investment community and analysts. Successfully combining the foregoing attributes can establish for a REIT the ability to increase cash flow and the market valuation of the REIT's portfolio. PTR's cash flow and market valuation have both increased under the REIT Manager's administration.

DIRECTORS, TRUSTEES AND OFFICERS OF PTR, THE REIT MANAGER AND RELEVANT
AFFILIATES

 Trustees of PTR and Directors and Senior Officers of the REIT Manager

  Members of the REIT Manager's Investment Committee are designated by an asterisk.

  *C. RONALD BLANKENSHIP--46--Chairman of PTR; since March 1991, Chairman of the REIT Manager and Managing Director of SCG; from June 1988 to March 1991, Regional Partner, Trammell Crow Residential, Chicago, Illinois (multifamily real estate development and property management); prior thereto, Executive Vice President and Chief Financial Officer, The Mischer Corporation, Houston, Texas (multibusiness holding company with investments primarily in real estate). While with Trammell Crow Residential, Mr. Blankenship was on the Management Board for Trammell Crow Residential Services, a property management company that managed approximately 90,000 multifamily units nationwide, and was chief executive officer of Trammell Crow Residential Services-North, which managed 10,000 multifamily units in the Midwest and Northeast. In his various positions prior to his affiliation with the REIT Manager, Mr. Blankenship supervised the development of approximately 9,300 multifamily units. Mr. Blankenship supervises the overall operations of PTR and the REIT Manager.

  JAMES A. CARDWELL--63--Trustee of PTR; Chairman and Chief Executive Officer, Petro Stopping Centers, L.P., El Paso, Texas (operation of full-service truck stopping centers); Director, El Paso Electric Company.

  JOHN T. KELLEY, III--55--Trustee of PTR; advisory Trustee of Security Capital Industrial Trust, Aurora, Colorado (ownership and development of industrial parks in the western, midwestern and southeastern United States), an affiliate of the REIT Manager; from 1987 to 1991, Chairman of the Board, Kelley-Harris Company, Inc., El Paso, Texas (real estate investment company); from 1968 to 1987, Managing Director, LaSalle Partners

Limited, Chicago, Illinois (corporate real estate services). Mr. Kelley is also a Director of SCG and Texas Commerce Bank El Paso, National Association.

  CALVIN K. KESSLER--64--Trustee of PTR; President and principal shareholder, Kessler Industries, Inc., El Paso, Texas (manufacturer of furniture and aluminum castings).

  WILLIAM G. MYERS--68--Trustee of PTR; Trustee of Security Capital Industrial Trust; Chief Executive Officer of Ojai Ranch and Investment Company, Inc., Santa Barbara, California, which he founded in 1963 (agri-business and other investments); Director, Idetek, Inc., Sunnyvale, California (food diagnostic start-up company).

  JAMES H. POLK, III--53--Trustee of PTR; Managing Director of Security Capital Markets Group Incorporated ("Capital Markets Group") since August 1992. Mr. Polk has been affiliated with the REIT Manager since March 1991; prior thereto, he was President and Chief Executive Officer of PTR for sixteen years. Mr. Polk is registered with the National Association of Securities Dealers, Inc. and is a past President and Trustee of the National Association of Real Estate Investment Trusts, Inc.

  JOHN C. SCHWEITZER--51--Trustee of PTR; Managing Partner, Continental Properties Company, Austin, Texas (real estate and investments).

  *DAVID C. DRESSLER, JR.--42--Director and Chairman of Homestead Village Incorporated ("Homestead Village") since April 1995, Managing Director of PTR since May 1993 and Director and Managing Director of the REIT Manager since April 1992; from 1984 to May 1991, Regional Partner, Trammell Crow Residential, Boston, Massachusetts (multifamily real estate development and property management). While with Trammell Crow Residential, Mr. Dressler was on the Management Board for Trammell Crow Residential Services (managing 90,000 multifamily units nationwide) and was co-founder and a board member of Trammell Crow Residential Services-North, which managed 10,000 multifamily units in the Midwest and Northeast. In his various positions prior to his affiliation with the REIT Manager, Mr. Dressler supervised the development of approximately 6,500 multifamily units. Mr. Dressler supervises the development activities of Homestead Village properties on behalf of PTR.

  *R. SCOT SELLERS--39--Managing Director of PTR and Director and Managing Director of the REIT Manager since September 1994, and from May 1994 to September 1994, Senior Vice President of PTR, where he has overall responsibility for PTR's investment program; from April 1993 to May 1994, Senior Vice President of SCG, where he was responsible for national multifamily acquisitions; from September 1981 to April 1993, Mr. Sellers was an operating partner and Vice President of Lincoln Property Company (LPC) (development, acquisition and management of multifamily properties), where he was responsible, among other things, for the development of more than 6,500 apartment units in a number of different markets.

  *PATRICK R. WHELAN--38--Managing Director of PTR and the REIT Manager since December 1995, Director of the REIT Manager since February 1995; from October 1994 to December 1995, President of SCG Realty Services Incorporated ("SCG Realty Services"), where he was responsible for overall property management; from February 1994 to October 1994, Senior Vice President and Co-Manager of Multifamily Acquisitions of SCG; from April 1991 to January 1994, Senior Vice President of Trammell Crow Company (development, acquisition and management of commercial properties).

  JOHN H. GARDNER, JR.--42--Director of the REIT Manager since February 1995; Senior Vice President of PTR and the REIT Manager since September 1994, where he has overall responsibility for multifamily dispositions; from December 1984 to January 1993, Vice President of Asset Management and through September 1994, Managing Director and Principal of Copley Real Estate Advisors in Boston, where he had overall responsibility for the portfolio management function for eight accounts valued at $7.5 billion; prior thereto, Real Estate Manager of Equity Real Estate at John Hancock Companies.

  JEFFREY B. ALLEN--47--Senior Vice President of PTR since September 1995 and the REIT Manager since July 1995, where he has overall responsibility for investments and operations in the Western Region; from October 1981 to July 1994, Managing Director of Paragon Group, where he was responsible for the company's commercial and residential development and management operations in the western region; prior thereto, Vice President of Cabot, Cabot and Forbes Co., where he was responsible for commercial development in the Los Angeles area.

  JAY S. JACOBSON--43--Vice President of PTR since July 1993 and the REIT Manager since March 1994, where he has overall responsibility for investments and operations in the Central Region; from 1988 to June 1993, Vice President-- Residential Development for Michael Swerdlow Companies, Inc. and Hollywood Inc., South Florida real estate development/management companies under common control, where he was responsible for the planning and development of over 2,200 multifamily units as well as other development projects; from 1981 to 1988, General Partner and Chief Executive Officer of Meridian Land Company, a Denver-based real estate development company.

  MARK N. TENNISON--35--Vice President of PTR since July 1992 and the REIT Manager since March 1994, where he has overall responsibility for investment and operations in the Northwest Region; from May 1991 to July 1992, Executive Vice President/Chief Operating Officer of Metro Concap, Inc., an operator of over 7,100 multifamily units; from January 1991 to May 1991, attorney for the Federal Deposit Insurance Corporation; and from August 1987 to December 1990, Partner with Trammell Crow Residential (development, construction and management of multifamily properties).

  *K. BRUCE WEBSTER--39--Senior Vice President of PTR and the REIT Manager since March 1995, where he has overall responsibility for investments and operations in the Southwest Region; from November 1994 to March 1995, Senior Vice President of PACIFIC, where he had responsibility for PACIFIC's portfolio performance and asset management; from June 1993 to November 1994, Vice President of Asset Management at Irvine Apartment Communities, with responsibility for property operations, portfolio performance and long-term positioning; prior thereto, President and Chief Operating Officer of Trammell Crow Residential Services North, where he had responsibility and accountability for management company operations and property performance in the midwestern and northeastern United States.

 Other Officers

  FRANK R. ANDERSON--37--Vice President of PTR and the REIT Manager since June 1995, where he is a Project Manager in the Northwest Region; prior thereto Vice President, Acquisitions and Land Development of Shea Homes, a single and multifamily developer in San Diego.

  ARIEL AMIR--36--Vice President of SCG since June 1994; from September 1985 to April 1994, an attorney with the law firm of Weil, Gotshal & Manges, New York, New York, where he practiced securities and corporate law for eight years. Mr. Amir provides securities offerings and corporate acquisition services to PTR.

  ANTHONY R. ARNEST--45--Vice President of PTR and the REIT Manager since November 1994, where he is the head of the due diligence group; from December 1990 to September 1994, Mr. Arnest maintained a private law practice specializing in real estate, development and business and financial consulting; from March 1990 to November 1990, Director of Infill Acquisitions with Lewis Homes of California; from January 1986 to March 1990, Vice President Director of Acquisitions and Forward Planning/Due Diligence with Wesco Development; prior thereto, House Counsel for Torino Development.

  DARCY B. BORIS--33--Vice President of Security Capital Investment Research since June 1995, where she conducts strategic market analysis for the REIT Manager and affiliated companies; from August 1993 to June 1995, Ms. Boris worked for Capital Markets Group; from January 1987 to September 1991, Project Manager with Marcus & Millichap, Inc. in Palo Alto, California, where she coordinated development of residential real estate projects.

  JAMES C. BORMAN--43--Vice President of PTR since December 1995 and the REIT Manager since June 1995, where he is responsible for production activities in the Central Region; from August 1992 to May 1995, Vice President of construction with Roseland Property Company (formerly Lincoln Property Company

Northeast); prior thereto, Construction Superintendent with Toll Brothers, Inc. Mr. Bormann is a licensed real estate salesperson in Pennsylvania.

  MARK J. CHAPMAN--38--Vice President of Security Capital Investment Research since November 1995, where he is the director of the group and conducts strategic market analysis for the REIT Manager and affiliated companies; from March 1995 to November 1995, Vice President of PTR, with asset management responsibilities in five major markets; from November 1994 to March 1995, Vice President of PACIFIC; from July 1989 to November 1994, Vice President at Copley Real Estate Advisors, Inc., where he directed asset management for Copley assets located from Connecticut to Virginia, valued in excess of $1.5 billion; prior thereto, Director of Asset Management for Liberty Real Estate, with responsibility for assets east of the Mississippi River, including multifamily, office and retail properties.

  ANNA CHENG--41--Vice President of PTR since December 1995 and SCG Realty Services since March 1995, where she has overall asset management responsibility for properties in the Southwest Region; prior thereto, Vice President of the asset management division and portfolio manager of Metric Realty Services, Inc.

  MARK G. CONROE--38--Vice President of PTR and the REIT Manager since January 1995 and Senior Vice President of Homestead Village since June 1995, where he has overall responsibility for the development program of Homestead Village properties; from February 1994 to January 1995, Vice President of Security Capital Atlantic Incorporated ("ATLANTIC"), where he was a member of the development group; from October 1991 to February 1994, President of Classic Communities, Inc., a home building company; prior thereto, General Partner and Executive Vice President of the Mozart Development Company, a real estate development company.

  RICHARD W. DICKASON--39--Vice President of PTR and the REIT Manager since March 1995, where he has overall responsibility for PTR's investment activity in the Northwest Region; from December 1993 to March 1995, Vice President of PACIFIC; from July 1992 to September 1993, President at J.M. Peters Company/Capital Pacific Homes, where he acquired property for the development of single-family homes and apartments; from May 1980 to January 1992, Partner and Vice President of Lincoln Property N.C. Inc., where he was responsible for the acquisition, development, construction and management of a sizable multifamily residential portfolio in the California marketplace; prior thereto, Mr. Dickason represented private investors in the development of condominiums, townhouses, shopping centers and single-family homes throughout California.

  JOSEPH G. DI CRISTINA--36--Vice President of PTR and the REIT Manager since March 1995, where he has overall responsibility for PTR's investment activity in the Central Region; from August 1994 to March 1995, Vice President of PACIFIC; prior thereto, Vice President of Forward Planning at Robertson Homes.

  STEVEN G. DONOHUE--38--Vice President of PTR since December 1995 and SCG Realty Services since July 1995, where he has overall asset management responsibility for properties in San Antonio and Austin, Texas; from December 1994 to June 1995, Regional Vice President of Insignia Management, where he had asset management responsibilities for 13,000 units (55 properties) in Texas; prior thereto, Vice President/District Manager for Insignia Management in Colorado Springs, Colorado, where he had asset management responsibilities for 3,300 units in the western United States.

  KATHY B. FARR--41--Vice President of PTR and the REIT Manager since June 1995, where she is responsible for multifamily dispositions; from January 1994 to April 1995, Vice President of Corporate Finance with Irvine Apartment Communities, where she was responsible for all aspects of financing, including the company's working capital line of credit and construction financings for all new development activity; prior thereto, Senior Director Project Finance with The Irvine Company, where she was responsible for negotiating and closing construction and permanent financings on residential and commercial properties.

  PETER M. GRIMM--53--Vice President of PTR since 1975 and the REIT Manager since March 1994, where he is a Project Manager in the Central Region.

  LAURA L. HAMILTON--32--Vice President of PTR and the REIT Manager since June 1995 and Homestead Village since January 1996, where she supervises Homestead Village's due diligence group, and a member of the due diligence group since April 1992; prior thereto Ms. Hamilton was a real estate paralegal with the law firm of Poole, Kelly & Ramo in Albuquerque, New Mexico.

  CHRISTOPHER C. HARNESS--43--Vice President of PTR and the REIT Manager since December 1995, and a member of the development group since June 1994, where he has overall responsibility for PTR's investment activity in the Southwest Region; from August 1993 to June 1994, Senior Analyst for Due Diligence at WilsonSchanzer, Incorporated; prior thereto, Mr. Harness was responsible for development of commercial properties in eight Texas markets for Affiliated Builders.

  NELSON L. HENRY--60--Vice President of PTR since December 1994 and the REIT Manager since January 1995, where he is responsible for production activity in the Western Region; from January 1983 to September 1993, Construction Vice President for Lincoln Property Company N.C. Inc., where he was responsible for the coordination of development in Colorado and California; prior thereto, President of Royal Investment Corporation, a regional multifamily and single-family developer.

  W. GEOFFREY JEWETT--47--Vice President of PTR and the REIT Manager since March 1995 and Homestead Village since January 1996, where he is responsible for strategic operations for Homestead Village properties; from November 1994 to March 1995, Vice President of PACIFIC, where he was involved with and had overall responsibility for acquisitions; from May 1994 to November 1994, Vice President of ATLANTIC, where he had overall responsibility for the acquisitions group; from September 1993 to April 1994, member of the acquisition group of PACIFIC; prior thereto, Vice President of LaSalle Partners Limited in its acquisitions and property finance group, where he provided investment property sale, financing and acquisition services on behalf of corporate and institutional clients throughout the western United States.

  JOHN JORDANO, III--39--Vice President of PTR and the REIT Manager since March 1995, where he has overall responsibility for PTR's investment activity in the Western Region; from August 1994 to March 1995, Vice President of PACIFIC; from January 1992 to July 1994, Senior Vice President of Prospect Partners, where he was responsible for identifying and advising individual and corporate clients on financial institution and Resolution Trust Corporation REO apartment acquisition and investment opportunities in the western United States; prior thereto, Partner with Trammell Crow Residential Company, where he established the Sacramento office and was responsible for the development of multifamily projects.

  JEFFREY A. KLOPF--47--Senior Vice President and Secretary of PTR, the REIT Manager and SCG since January 1996, where he provides securities offerings and corporate acquisition services and oversees the provision of legal services for affiliates of the firm; from January 1988 to December 1995, partner of Mayer, Brown & Platt where he practiced corporate and securities law.

  JAMES W. KLUBER--45--Vice President and Controller for PTR and the REIT Manager since January 1996, where he supervises accounting and financial reporting for PTR; from June 1993 to December 1995, Vice President and Controller for Security Capital Industrial Trust; from August 1989 to June 1993, Senior Vice President of Finance of Rouse & Associates in Philadelphia, where he had financial and accounting responsibility for more than 200 operating properties, totalling approximately $2.5 billion and comprising 18 million square feet of commercial real estate space.

  LAWRENCE S. LEVITT--39--Vice President of PTR since September 1995 and the REIT Manager since December 1995, where he is a member of the acquisitions group in the Western Region; from May 1992 to August 1995, Vice President-- Director of Residential Acquisitions of Sares-Regis Group, where he managed the residential acquisitions division; from August 1991 to May 1992, Principal of Integrated Mortgage Resources, a commercial and residential mortgage banking firm; prior thereto, Vice President of Con Am Management Corporation, where he directed major transactions.

  DANIEL L. OGDEN--35--Vice President of PTR since December 1995 and SCG Realty Services since March 1995, where he has overall asset management responsibility for properties in Dallas and Houston, Texas, and Oklahoma; from June 1994 to February 1995, Executive Vice President of Mutual Real Estate Corporation in Dallas, where he was responsible for a portfolio located in seven states; prior thereto, Regional Vice President of Lincoln Property Company where he was responsible for the supervision of multifamily units located in twelve mid-Atlantic/Midwest states.

  JOHN R. PATTERSON--44--Vice President of PTR and the REIT Manager since January 1995 and Senior Vice President of Homestead Village since June 1995, where he has overall responsibility for operations and asset management of the corporate affordable housing product, Homestead Village properties; from July 1993 to January 1995, a Senior Vice President in business development at NationsBank in Atlanta; prior thereto, Division President and Partner of Trammell Crow Residential Services.

  MARK P. PEPPERCORN--33--Vice President of PTR and the REIT Manager since February 1995, where he is a member of the acquisition group in the Western Region; from September 1994 to February 1995, he was a member of the acquisitions group for ATLANTIC and previously, for PTR; from March 1991 to June 1993, Mr. Peppercorn was responsible for the multifamily brokerage division of Transwestern Property Company in Houston; and prior thereto, an Associate Vice President of Eastdil Realty Incorporated.

  GREGG A. PLOUFF--38--Vice President of PTR and the REIT Manager since March 1995 and Homestead Village since June 1995; from July 1994 to March 1995, Vice President of PACIFIC; from November 1993 to July 1994, a member of the acquisitions group; prior to November 1993, Mr. Plouff served in an acquisitions consulting capacity for PTR; prior thereto, Mr. Plouff was with Trammell Crow Residential, most recently as a partner, where he was involved with residential development in the Dallas, Chicago and Southern California markets.

  THOMAS L. POE--38--Vice President of PTR since June 1994 and the REIT Manager since April 1992, where he is responsible for accounting and financial reporting; from 1988 to 1992, Vice President of Finance for the Mischer Corporation, Houston, Texas (real estate investments).

  JERRY D. QUINN--52--Vice President of PTR and the REIT Manager since December 1995, where he is responsible for production activities in the Central Region, and a member of the development group since July 1994; from April 1992 to July 1994, Vice President of Construction with C.F. Jordan Residential; prior thereto, Vice President of Construction with Lincoln Property Company's multifamily development.

  HAROLD D. RILEY--59--Vice President of PTR since 1974 and the REIT Manager since March 1991, where he provides accounting and financial reporting services.

  DAVID K. ROBBINS--43--Vice President of PTR and the REIT Manager since March 1995, where he is a Project Manager in the Western Region; from June 1994 to January 1995, Vice President of ATLANTIC, where he was a member of the development group; from December 1992 to May 1994 Vice President of PTR, where he had overall responsibility for the due diligence group; from January 1988 to December 1992, partner in the law firm of Hill, Farrer and Burrill in Los Angeles, where his practice focused on real estate acquisitions and development. He also served as general counsel to Hollywood Park Racetrack, where he was involved in forming Hollywood Park's public REIT.

  SALLY J. ROWLING--42--Vice President of PTR since December 1995 and SCG Realty Services since January 1996, where she has overall asset management responsibility for properties in the Northwest Region; prior thereto, she was an acquisition senior analyst for WilsonSchanzer, Incorporated, a regional real estate service organization, and has more than 18 years experience in property management.

  GARY L. TRUITT--45--Vice President of PTR and the REIT Manager since December 1995 and a member of the development group since January 1995, where he is responsible for production activity in the Northwest Region; from July 1994 to January 1995, Project Manager of C.F. Jordan Inc.; prior thereto, Superintendent of Benchmark Contractors, where he had supervision and code and specifications compliance responsibilities.

  DAVID B. WOODWARD--29--Vice President of PTR since November 1993 and SCG Realty Services since January 1995, where he has overall asset management responsibility for properties in the Western Region; from June 1993 to October 1993, Mr. Woodward was with PTR where he was a member of the asset management group; prior thereto, asset manager with USF&G's Real Estate Division.

  DOUGLAS P. WRIGHT--49--Vice President of PTR and the REIT Manager since July 1995, where he is a Project Manager in the Western Region; from December 1991 to June 1995, Mr. Wright was a real estate consultant and managed a real estate portfolio; prior thereto, he was president of Summit Development Company.

  In addition, an affiliate of the REIT Manager employs a number of accounting professionals who provide centralized accounting services for PTR.

  SHAREHOLDER RELATIONS AND CAPITAL MARKETS. The following persons provide shareholder relations and capital markets services to PTR:

  K. SCOTT CANON--33--President of Capital Markets Group since January 1996, Vice President since August 1993 and a member of Capital Markets Group since March 1992, where he participates in capital markets and institutional investor relations; from September 1991 to March 1992, a personal account director for Chase Manhattan Investment Services; from August 1987 to September 1991, a member of private client services for Goldman, Sachs & Co. Mr. Canon is registered with the National Association of Securities Dealers, Inc.

  JEFFREY A. COZAD--31--Senior Vice President of Capital Markets Group since December 1994, Vice President from September 1992 to November 1994 (in its New York office since June 1993) and a member of Capital Markets Group since March 1992; from August 1991 to August 1992, a member of SCG; in June 1991, Mr. Cozad obtained a M.B.A. from The University of Chicago; prior thereto, an analyst with LaSalle Partners Limited, where he provided corporate real estate services to major institutions from 1986 to 1989. Mr. Cozad is registered with the National Association of Securities Dealers, Inc.

  JAMES J. EVANS, JR.--42--Senior Vice President of Capital Markets Group since December 1994, where he provides capital markets services for affiliates of the firm; from December 1992 to November 1994, Managing Director of Copley Real Estate Advisors, where he was responsible for acquisitions in the western United States, and worked on new business initiatives (designing and marketing business products), raising capital and asset management; from December 1988 to December 1992, Vice President and Principal of Copley Real Estate Advisors, where he was responsible for new investments in Southern California; prior thereto, Associate at Copley Real Estate Advisors. Mr. Evans is registered with the National Association of Securities Dealers, Inc.

  ROBERT H. FIPPINGER--52--Vice President of Capital Markets Group since June 1995 and with SCG since October 1994, where he directs corporate communications services for affiliates of the firm; from November 1991 to October 1994, he was with Grubb & Ellis where he represented corporate clients and provided tenant advisory services; prior thereto, Executive Director of Techmart, where he was responsible for management, marketing, operations, leasing and program development of commercial properties.

  GERARD DE GUNZBURG--48--Vice President of Capital Markets Group in its New York office since January 1993; from June 1988 to December 1992, a consultant to American and European companies; prior thereto, Director and Partner of Lincoln Property Company, Europe, where he arranged real estate financing from 1976 to 1988. Mr. de Gunzburg is registered with the National Association of Securities Dealers, Inc.

  ALISON C. HEFELE--36--Vice President of Capital Markets Group since February 1994, where she provides capital markets services for affiliates of the firm; from January 1990 to February 1994, Vice President with Prudential Real Estate Investors (strategic planning and business development for institutional real estate investment management services); from September 1985 to January 1990, a management consultant with McKinsey & Company; prior thereto, a financial analyst with Morgan Stanley Realty Inc. Ms. Hefele is registered with the National Association of Securities Dealers, Inc.

  BRADFORD W. HOWE--31--Vice President of Capital Markets Group since January 1996, where he provides capital markets services for affiliates of the firm and where he has been an associate since December 1994; from March 1993 to December 1994, Assistant Vice President in the real estate investment banking group of Kidder Peabody & Co., Incorporated; prior thereto, real estate consultant at Coopers & Lybrand. Mr. Howe is registered with the National Association of Securities Dealers, Inc.

  JAMES H. POLK, III--53--See "--Directors, Trustees and Officers of PTR, the REIT Manager and Relevant Affiliates--Trustees of PTR and Directors and Senior Officers of the REIT Manager."

                            SELECTED FINANCIAL DATA

  The following tables set forth selected historical financial data for PTR and should be read in conjunction with the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                             NINE MONTHS
                                ENDED
                            SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                         --------------------  ---------------------------------------------------
                           1995       1994       1994       1993       1992       1991      1990
                         ---------  ---------  ---------  ---------  ---------  --------  --------
                                  (AMOUNTS IN THOUSANDS, EXCEPT RATIO INFORMATION)
OPERATING DATA:
Rental Income........... $ 189,412  $ 131,103  $ 183,472  $  76,129  $  30,970  $ 14,721  $ 12,207
Total Revenues..........   191,296    133,196    186,105     78,418     32,779    15,817    13,314
General and
 Administrative
 Expenses...............       581        522        784        660        436       697     1,241
REIT Management Fee.....    14,675      9,443     13,182      7,073      2,711       793       --
Earnings from
 Operations(1)..........    58,548     33,004     46,719     23,191      9,037     2,078     1,969
Gain (loss) on Sale of
 Investments............       --         --         --       2,302        (51)     (611)      101
Net Earnings
 Attributable to Common
 Shares.................    43,113     20,929     30,619     24,152      8,986     1,467     2,070
OTHER DATA:
Funds from Operations
 Attributable to Common
 Shares(2).............. $  69,495  $  39,940  $  56,833  $  34,716  $  14,922  $  5,404  $  4,335
Ratio of Funds from
 Operations to Fixed
 Charges(3).............       4.3        3.6        3.6        5.9        4.3       1.5       1.5
Ratio of Earnings to
 Fixed Charges(4).......       3.2        2.6        2.6        4.0        2.9       1.5       1.5
Net Cash Provided by
 Operating Activities...    82,794     66,747     94,625     49,247     20,252     6,092     1,647
Net Cash Used by
 Investing Activities...  (194,164)  (307,156)  (368,515)  (529,065)  (229,489)  (33,553)  (12,905)
Net Cash Provided by
 Financing Activities... $ 115,380  $ 247,359  $ 276,457  $ 478,345  $ 185,130  $ 57,259  $  9,941

                         SEPTEMBER 30,                 DECEMBER 31,
                         ------------- ---------------------------------------------
                             1995         1994      1993     1992     1991    1990
                         ------------- ---------- -------- -------- -------- -------
BALANCE SHEET DATA:
Real Estate Owned, at
 Cost...................  $1,744,343   $1,296,288 $872,610 $337,274 $117,572 $84,892
Total Assets............   1,723,962    1,295,778  890,301  342,235  141,020  81,544
Indebtedness under
 Revolving Line of
 Credit.................      25,000      102,000   51,500   54,802      101   8,522
Long-term Debt..........     200,000      200,000      --       --       --      --
Mortgages Payable.......     151,305       93,624   48,872   30,824   35,772  32,599
Total Liabilities.......     424,458      455,136  135,284   94,186   38,707  44,138
Shareholders' Equity....  $1,299,504   $  840,642 $755,017 $248,049 $102,313 $37,406

--------
(1) Earnings from operations for the nine-month periods ended September 30, 1995 and 1994 reflect a $220,000 and a $1.6 million provision, respectively, and earnings from operations for the years ended December 31, 1994 and 1993 reflect a $1.6 million and a $2.3 million provision, respectively, for possible losses relating to investments in non-multifamily properties.

(2) Funds from operations means net income computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus certain non-cash items, principally property depreciation, and after adjustments for unconsolidated partnerships and joint ventures. PTR believes that funds from operations is helpful in understanding a property portfolio's ability to support interest payments and general operating expenses. Funds from operations should not be considered as an alternative to net earnings or any other GAAP measurement of performance as an indicator of PTR's operating performance or as an alternative to cash flows from operating, investing or financing activities as a measure of liquidity. In July 1994, PTR changed to a more conservative policy of expensing the amortization of loan costs in determining funds from operations. For comparability, funds from operations has been restated to give effect to this policy as if it had been in effect since January 1, 1990.

(3) For purposes of computing the ratio of funds from operations to fixed charges, funds from operations consists of funds from operations plus fixed charges, other than capitalized interest. Fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense.

(4) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from operations plus fixed charges other than capitalized interest. Fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense.

                           RECENT OPERATING RESULTS

  The following information for the quarter and year ended December 31, 1995, has been derived from PTR's preliminary unaudited results of operations.

  For the fourth quarter ended December 31, 1995, PTR generated funds from operations of $27.5 million on total revenues of $73.6 million, compared to $16.9 million on total revenues of $52.9 million for the quarter ended December 31, 1994. For the quarter ended December 31, 1995, net earnings attributable to Common Shares were $19.4 million, compared to $9.7 million for the quarter ended December 31, 1994. For the year ended December 31, 1995, funds from operations were $96.9 million on total revenues of $264.9 million, compared to $56.8 million on total revenues of $186.1 million for the year ended December 31, 1994. For the year ended December 31, 1995, net earnings attributable to Common Shares were $62.5 million, compared to $30.6 million for the year ended December 31, 1994.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the "Selected Financial Data" and all of the financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Historical results and percentage relationships set forth in "Selected Financial Data" and in such financial statements should not be taken as indicative of future operations of PTR.

OVERVIEW

  PTR's operating results depend primarily upon income from multifamily properties, which is substantially influenced by (i) the demand for and supply of multifamily units in PTR's target market and submarkets, (ii) rental expense levels, (iii) the effectiveness of property level operations and (iv) the pace and price at which PTR can develop and acquire additional multifamily properties. Capital and credit market conditions which affect PTR's cost of capital also influence operating results.

  PTR's target market and submarkets have benefitted substantially in recent periods from demographic trends (including job and population growth) that increase the demand for multifamily units. Consequently, rental rates for multifamily units have increased more than the inflation rate for the last three years and are expected to continue experiencing such increases for 1996. Expense levels also influence operating results, and rental expenses (other than real estate taxes) for multifamily properties have decreased slightly during the past year and are expected to increase at the rate of inflation in 1996.

MERGER AND CONCURRENT SUBSCRIPTION OFFERING

  On March 23, 1995, PTR consummated the Merger with PACIFIC. In the Merger, each outstanding share of PACIFIC common stock was converted into 0.611 of a Common Share. As a result, 8,468,460 Common Shares were issued in the Merger in exchange for all of the outstanding shares of PACIFIC common stock. Additionally, PTR changed its name from Property Trust of America to Security Capital Pacific Trust to more accurately reflect its newly expanded target market. The Merger expanded PTR's target market to include a six-state region of the western United States that it believes is expected to provide some of the most attractive multifamily growth opportunities.

  Concurrently with the consummation of the Merger, PTR completed a subscription offering pursuant to which PTR received net proceeds of $216.3 million (13.2 million Common Shares issued). The subscription offering was designed to allow shareholders of PTR to purchase Common Shares at the same price PACIFIC shareholders were acquiring Common Shares in the Merger ($16.375 per Common Share). SCG purchased $50 million (3.1 million Common Shares issued) in the subscription offering pursuant to the oversubscription privilege.

RESULTS OF OPERATIONS--INTERIM PERIOD COMPARISON

  The following discussion outlines PTR's financial condition and results of operations for the first nine months of 1995 compared to the first nine months of 1994. A discussion of PTR's financial condition and results of operations for other fiscal periods is included in PTR's periodic reports filed with the Securities and Exchange Commission which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

  During the nine months ended September 30, 1995, PTR acquired 22 multifamily properties aggregating 6,833 units for a total purchase price, including planned renovations, of approximately $305.9 million (acquisitions from the Merger represented 17 operating multifamily properties, aggregating 5,579 units, for a total purchase price, including planned renovations, of approximately $246.1 million), and completed development of 11 multifamily properties aggregating 1,842 units with a completed cost of $74.4 million. At September 30, 1995, PTR had 6,045 multifamily units under construction with a budgeted completion cost of $295.9 million and had in the final planning stages an estimated 4,916 multifamily units with an aggregate expected investment of $263.7 million. During the nine months ended September 30, 1994, PTR acquired 17 multifamily properties aggregating 6,203 units for a total purchase price, including planned renovations, of approximately $252.1 million and completed development of 10 multifamily properties aggregating 2,378 units with a completed cost of $109.2 million. At September 30, 1994, PTR had 3,629 multifamily units under construction with a budgeted completion cost of $148.7 million and had in the final planning stages an estimated 5,327 multifamily units with an aggregate budgeted completion cost of $264.3 million.

  Property Operations. Property operations contributed to increased net earnings primarily due to property rental income increases of $58.3 million (44.5%), partially offset by higher rental expenses, which increased by $19.4 million (34.3%) for the nine months ended September 30, 1995 over 1994. Depreciation expense increased $8.8 million (50.3%) for the nine months ended September 30, 1995 over 1994. These increases are due primarily to additional operating multifamily properties placed in service. For operating multifamily properties, rental expenses were 40.6% and 43.8% of rental revenue during the nine months ended September 30, 1995 and 1994, respectively. At September 30, 1995, 82.3% of PTR's operating multifamily properties, based on expected cost, were classified by PTR as stabilized. At September 30, 1995, PTR's operating multifamily properties were 96.5% leased and PTR's stabilized multifamily properties were 97.1% leased.

  Multifamily Properties Fully Operating through Both Periods. For the 80 multifamily properties that were fully operating throughout the nine months ended September 30, 1995 and 1994 (including 5 properties acquired in the Merger), projected property level earnings before interest, income taxes, depreciation and amortization ("EBITDA") as a percentage of PTR's expected aggregate investment in these properties increased to 10.8% in 1995 from 10.2% in 1994. EBITDA is not to be construed as a substitute for "net earnings" in evaluating operating results, nor as a substitute for "cash flow" in evaluating liquidity. This increase in return on investment, which is a function of rental rate growth, occupancy levels, expense rate growth and capital expenditure levels, is attributable primarily to growth in rental rates. This increase in return on investment was achieved at the same time that PTR increased its investment in these properties by $10.4 million (1.4% of total investment in these properties) as a result of renovation and other capital expenditures. Rental income increased 4.0% (the majority resulting from 3.0% rental rate increase) for such properties for the nine months ended September 30, 1995 as compared to the nine months ended September 30, 1994. Performance of these properties was further enhanced by decreases in the core operating expenses which were offset by turnover expense as the properties achieved stabilization.

  Interest Income. Interest income for the nine months ended September 30, 1995 decreased $209,000 (10%) compared to 1994, primarily resulting from a decrease in interest income from a $4.6 million mortgage note receivable which was paid off in April 1995 and from bank accounts due to lower average cash balances in 1995 ($11.9 million) as compared to 1994 ($14.8 million). The higher average cash balances in 1994 resulted from the proceeds of the long-term debt offering of $200 million which closed in February 1994, as more fully discussed under "--Liquidity and Capital Resources."

  Interest Expense. Interest expense increased $379,000 (2.7%) for the nine months ended September 30, 1995 when compared to 1994. The increase is primarily attributable to the increase in interest expense of $1.5 million resulting from the issuance of $200 million of long-term notes in February 1994, as more fully discussed under "--Liquidity and Capital Resources."

  Mortgage interest expense increased $3.4 million (75.6%) for the nine months ended September 30, 1995 when compared to 1994 as a result of the addition of mortgages aggregating $59.2 million in connection with the Merger and other acquisitions.

  Line of credit interest expense decreased $220,000 (5%) resulting primarily from lower outstanding balances offset by higher interest rates relating to PTR's revolving credit facility. Average borrowings on the line of credit were approximately $51.0 million (with an average interest rate of 8.96%) during the nine months ended September 30, 1995, as compared to average borrowings of $54.9 million (with an average interest rate of 7.24%) during 1994.

  The increases in interest expense were offset by an increase of $4.3 million (102.1%) in capitalized interest. The increase in capitalized interest is attributable to increased multifamily development activity for the nine months ended September 30, 1995 as compared to 1994.

  General and Administrative Expense Including REIT Management Fee. The REIT management fee paid by PTR fluctuates with the level of PTR's pre-REIT management fee cash flow, as defined in the REIT management agreement (the "REIT Management Agreement"), and therefore increased by $5.2 million (55.4%) during the nine months ended September 30, 1995 as compared to 1994 because cash flow increased substantially. With the issuance in February 1994 of $200 million of amortizing, long-term debt as more fully described under "-- Liquidity and Capital Resources," the REIT management fee effectively declines in proportion to PTR's earnings from operations because actual or assumed regularly scheduled principal and interest payments, as defined in the REIT Management Agreement, associated with the long-term debt are deducted from the cash flow amount on which the REIT management fee is based. In addition, the REIT Management Agreement was modified to provide that distributions paid in respect of non-convertible preferred shares, such as the Series B Preferred Shares, described below in "--Liquidity and Capital Resources", are deducted from the cash flow amount on which the REIT management fee is based.

  Provision for Possible Loss. PTR was a minority partner with a 40% interest in a partnership which owned and operated an office building near Dallas, Texas. During the first quarter of 1994, the partnership adopted a strategy of disposing of the property rather than continuing to hold the property as a long-term investment. As a result, the managing partner evaluated the building for net realizable value which resulted in provisions for possible loss of $4 million in the first quarter of 1994. PTR's share of the loss provisions was $1.6 million as reflected in the statement of earnings for September 30, 1994. During the nine months ended September 30, 1995, the partnership approved the sale of the property in the amount of $6.2 million, which sale closed during the fourth quarter of 1995. As a result, PTR recorded an additional loss provision of $220,000 as reflected in the statement of earnings for September 30, 1995. PTR's net carrying value after the provisions was $2.3 million. These provisions have no impact on cash flow from operating activities nor does PTR have any further financial obligation to the partnership.

  Environmental Matters. PTR is not aware of any environmental condition of any of its properties which is likely to have a material adverse effect upon its results of operations or financial position.

LIQUIDITY AND CAPITAL RESOURCES

  The REIT Manager considers PTR's liquidity and ability to generate cash from operations and financings to be adequate and expects it to continue to be adequate to meet PTR's development, acquisition, operating, debt service and shareholder distributions requirements.

  Net cash flow provided by operating activities increased by $16.1 million (24.0%) for the nine months ended September 30, 1995 compared to 1994. The increase is due primarily to increased cash flow from property operations offset partially by changes in the timing of the payment of accounts payable and accrued expenses in 1995 as compared to 1994.

  Investing Activities. During the nine months ended September 30, 1995, PTR invested $389.1 million for the development, acquisition (including properties acquired in the Merger), and renovation of multifamily properties, net of $59.2 million in mortgages assumed. During the first nine months of 1994, PTR invested $319.3 million for the development, acquisition and renovation of multifamily properties, net of $56.8 million in mortgages assumed. Except for the properties acquired in the Merger, which were financed with the issuance of Common Shares, these developments, acquisitions, and renovations were financed with cash on hand and borrowings under PTR's revolving line of credit, which were repaid with the proceeds from PTR's equity and debt offerings.

  At September 30, 1995, PTR had unfunded development commitments for developments under construction of $151.5 million. Additionally, the land PTR owned or controlled through letters of intent or contingent contracts at such date, subject to PTR's final due diligence, will allow for the development of additional multifamily units which will be an important generator of growth for PTR in 1996 and beyond. The foregoing transactions are subject to a number of conditions and PTR cannot predict with certainty that any of them will be consummated.

  Financing Activities. PTR's net financing activities for the nine months ended September 30, 1995 provided $115.4 million as compared to $247.4 million for the same period in 1994. In addition, PTR issued 8,468,460 Common Shares in March 1995 valued at $138.7 million in exchange for all of PACIFIC's common stock. The decrease in cash flow provided by financing activities is primarily due to the repayment of revolving credit balances ($299.9 million during the nine months ended September 30, 1995 as compared to $214.3 million during the same period in 1994) and an increase in distributions to shareholders ($71.5 million during the nine months ended September 30, 1995 compared to $46.1 million for the same period in 1994) offset by more offering proceeds received during the nine months ended September 30, 1995 as compared to long-term debt proceeds received during the same period in 1994. Proceeds from the offerings were used for acquisition, development and renovation of multifamily properties, to repay revolving credit balances incurred for such purposes, and for working capital purposes. Pending additional investment in multifamily properties, PTR has invested the remaining net proceeds in short-term money market instruments.

  On March 23, 1995, PTR increased its unsecured revolving line of credit facility to $350 million. The line of credit expires August 1997 and may annually be extended for an additional year with the approval of TCB and the other participating lenders. Borrowings bear interest at the greater of prime or the federal funds rate plus 0.5% or, at PTR's option, LIBOR plus 1.375% (which can vary from LIBOR plus 1.0% to LIBOR plus 1.75% based upon the rating of PTR's senior unsecured debt). Additionally, there is a commitment fee on the average unfunded line of credit balance. All debt incurrences are subject to covenants that PTR maintain (i) an interest coverage ratio of not less than 2:1, (ii) a debt to tangible net worth ratio no greater than 1:1, (iii) a fixed charge ratio of no less than 1:4, (iv) an unencumbered pool of real estate properties of which certain properties must meet certain occupancy requirements and which have an aggregate historical cost of at least 175% of unsecured indebtedness and (v) a tangible net worth of at least $1 billion at all times. PTR is in compliance with all debt covenants. At February 20, 1996, there was $176.0 million outstanding under the line of credit.

  PTR expects to finance developments, acquisitions and renovations with cash on hand and borrowings under its line of credit prior to arranging long-term capital in order to efficiently respond to market opportunities while minimizing the amount of cash invested in short-term investments at lower yields. PTR believes that its current conservative ratio of long-term debt to total long-term capitalization, the sum of long-term debt and shareholders' equity after adding back accumulated depreciation (20.4% at September 30, 1995, 26.8% on a pro forma basis giving effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom), provides considerable flexibility to prudently utilize long-term debt as a future financing tool. PTR intends to limit the sum of long-term debt and line of credit debt to less than 50% of the sum of total book capitalization. PTR expects to fund additional growth for the foreseeable future primarily through further issuances of unsecured long-term, fixed rate amortizing debt securities similar to the Notes and the 6 7/8% and 7 1/2% Notes issued in February 1994 and through its asset optimization strategy. To a lesser extent, under certain circumstances, PTR may arrange for debt with different maturities in order to optimize its debt maturities.

  Based on the Merger, the concurrent subscription offering, debt issuance capacity, asset optimization strategy, reduced payout ratio and current real estate and debt market conditions, PTR believes it has reached an optimal level of common equity capitalization. Hence, PTR has no current plans to raise additional capital through the common equity markets. No assurance can be given that changes in market conditions or other factors will not affect these plans.

  On May 11, 1995, the Board of Trustees authorized PTR to classify and issue Series B Preferred Shares. The net proceeds to PTR from the sale of the Series B Preferred Shares were $101.4 million. The net proceeds were used for the development and acquisition of additional multifamily properties, for the repayment of indebtedness under PTR's revolving line of credit and for working capital purposes.

  On March 23, 1995, PTR raised $216.3 million of net proceeds from a subscription offering of 13.2 million Common Shares at a price of $16.375 per Common Share, which was the same price per Common Share on which the exchange ratio for the Merger was based. The subscription offering closed concurrently with the consummation of the Merger. The subscription offering was designed to allow shareholders the opportunity to purchase Common Shares at the same price at which PACIFIC shareholders acquired Common Shares in the Merger and to maintain PTR's balance sheet ratios. SCG acquired $50 million (3.1 million Common Shares) of the subscription offering pursuant to the oversubscription privilege.

  On August 16, 1994, PTR raised $101.8 million of net proceeds from a rights offering of 5,593,718 Common Shares at a price of $18.25 per Common Share. SCG exercised in full its rights to acquire Common Shares in the offering at the same price paid by the public ($18.25 per Common Share) and acquired additional rights in the open market. Proceeds from the offering were used to fund developments and to invest in additional multifamily properties in PTR's target market and to repay borrowings under PTR's line of credit.

  On February 8, 1994, PTR issued $100 million of 6 7/8% Senior Notes due 2008 and $100 million of 7 1/2% Senior Notes due 2014. The 6 7/8% Notes bear interest at 6 7/8% per annum and require annual principal payments of $12.5 million, commencing February 15, 2001. The 7 1/2% Notes bear interest at 7 1/2% per annum and require aggregate annual principal payments of $10 million in 2009, $12.5 million in 2010, $15 million in 2011, $17.5 million in 2012,
$20 million in 2013 and $25 million in 2014. Collectively, the 6 7/8% and 7 1/2% Notes had an original average life to maturity of 14.25 years and an average effective interest cost, inclusive of offering discounts, issuance costs, and an interest rate protection agreement, of 7.37% per annum. The 6 7/8% and 7 1/2% Notes are redeemable any time at the option of PTR, in whole or in part, at a redemption price equal to the sum of the principal amount thereof being redeemed plus accrued interest thereon to the redemption date plus an adjustment, if any, based on the yield to maturity relative to market yields available at redemption. The 6 7/8% and 7 1/2% Notes are governed by the terms and provisions of the Indenture (as defined) pursuant to which the Notes will be issued.

  Under the terms of the Indenture, PTR can incur additional debt only if, after giving effect to the debt being incurred and application of proceeds therefrom, (i) the ratio of Debt to Total Assets does not exceed 60% (ii) the ratio of secured Debt to Total Assets does not exceed 40%, and (iii) PTR's pro forma ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four preceding fiscal quarters is not less than 1.5:1.

  Distributions. PTR's current distribution policy is to pay quarterly distributions to holders of Common Shares based upon what it believes to be a prudent percentage of cash flow. Because depreciation is a non-cash expense, cash flow typically will be greater than net earnings attributable to Common Shares. Therefore, quarterly distributions paid will generally be higher than quarterly net earnings. Distributions paid on Common Shares exceeded net earnings attributable to Common Shares by $12.9 million and $13 million for the nine months ended September 30, 1995 and 1994, respectively.

  Pursuant to the terms of the Preferred Shares, PTR is restricted from declaring or paying any distribution with respect to its Common Shares unless all cumulative distributions with respect to the Preferred Shares have been paid and sufficient funds have been set aside for distributions that have been declared for the then current distribution period with respect to the Preferred Shares.

  Funds from operations represents PTR's net earnings computed in accordance with GAAP, excluding gains (or losses) plus depreciation and provision for possible loss on investments. PTR believes that funds from operations is helpful in understanding a property portfolio's ability to support interest payments and general operating expenses. In July 1994, PTR changed to a more conservative policy of expensing the amortization of loan costs in determining funds from operations. For comparability, funds from operations for the nine months ended September 30, 1994 has been restated to give effect to this policy as if it had been in effect since January 1, 1994. Reflecting such restatement, funds from operations attributable to Common Shares increased $29.6 million (74%) to $69.5 million for the nine months ended September 30, 1995 from $39.9 million for 1994. The increase resulted primarily from increased properties in operation. Funds from operations is not to be construed as a substitute for "net earnings" in evaluating operating results nor as a substitute for "cash flow" in evaluating liquidity.

                             DESCRIPTION OF NOTES

  The following description of the terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

  The 2010 Notes and the 2016 Notes each constitute a separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an Indenture, dated as of February 1, 1994, as supplemented by the First Supplemental Indenture, dated as of February 2, 1994 (as so supplemented, the "Indenture"), between PTR and State Street Bank and Trust Company (as successor trustee to Morgan Guaranty Trust Company of New York (the "Trustee")). The 2010 Notes will be limited to an aggregate principal amount of $50,000,000 and the 2016 Notes will be limited to an aggregate principal amount of $100,000,000. The terms of the Notes include those provisions contained in the Indenture (the terms of which are more fully described in the accompanying Prospectus) and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and Trust Indenture Act for a statement thereof. PTR currently has $200,000,000 of indebtedness outstanding pursuant to the Indenture.

  The Notes will be direct, senior unsecured obligations of PTR and will rank equally with all other unsecured and unsubordinated indebtedness of PTR from time to time outstanding. However, the Notes are effectively subordinated to mortgages and other secured indebtedness of PTR and PTR's Subsidiaries, which encumbered certain assets of PTR and PTR's Subsidiaries (approximately $151.3 million of secured debt was outstanding at September 30, 1995).

  As of September 30, 1995, on a pro forma basis giving effect to the issuance of the Notes offered hereby and the application of the proceeds therefrom, the total outstanding indebtedness of PTR and its Subsidiaries was approximately $501.3 million. PTR may incur additional indebtedness, subject to the provisions described under "Description of Debt Securities--Certain Covenants--Limitations on Incurrence of Indebtedness" in the accompanying Prospectus.

  Reference is made to the section entitled "Description of Debt Securities-- Certain Covenants" in the accompanying Prospectus for a description of the covenants applicable to the Notes. The defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities-- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes. Each of the covenants described in the Prospectus under the caption "Description of Debt Securities--Certain Covenants" will be subject to defeasance.

  The Notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

PRINCIPAL AND INTEREST

  The 2010 Notes will bear interest at 7.15% per annum and will mature on February 15, 2010. The 2016 Notes will bear interest at 7.90% per annum and will mature on February 15, 2016. The Notes will bear interest from February 23, 1996 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 1996 (each, an "Interest Payment Date"), to the persons in whose name the applicable Notes are registered in the Security Register on the preceding February 1 or August 1 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

  Installments of principal of $125 will be paid on each $1,000 original principal amount of the 2010 Notes annually on each February 15 (a "Principal Payment Date"), commencing on February 15, 2003. Installments of principal on each $1,000 original principal amount of the 2016 Notes will be paid annually on each

February 15, commencing February 15, 2011 in the following amounts: $100 in 2011, $125 in 2012, $150 in 2013, $175 in 2014, $200 in 2015 and $250 in 2016.
In each case, principal on the Notes will be payable to the persons in whose name the applicable Notes are registered in the Security Register on the preceding February 1 (whether or not a Business Day).

  The weighted average life of the 2010 Notes (as to all distributions of principal) will be 10.5 years. The weighted average life of the 2016 Notes (as to all distributions of principal) will be 18.0 years. In each case, the weighted average life of the Notes, for this purpose, equals the number of years obtained by (i) multiplying the amount of each payment of principal of the Notes by the number of years which will elapse between the date of issuance and such payment, (ii) adding the products obtained under clause (i), and (iii) dividing such sum by $50,000,000 in the case of the 2010 Notes and $100,000,000 in the case of the 2016 Notes.

  If any Interest Payment Date, Principal Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date, Principal Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banks in the City of New York are not required or authorized by law or executive order to close.

OPTIONAL REDEMPTION

  The Notes may be redeemed at any time at the option of PTR, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such Notes (the "Redemption Price").

  From and after notice has been given as provided in the Indenture, if funds for the redemption of any Notes called for redemption shall have been made available on such redemption date, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

  Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

  If less than all the Notes are to be redeemed at the option of PTR, PTR will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and the redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

  "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

  "Reinvestment Rate" means 0.25% (one-fourth of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

  "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by PTR.

BOOK-ENTRY PROCEDURES

  The Notes will be issued in the form of one or more Global Securities that will be deposited with, or on behalf of DTC and registered in the name of DTC's nominee. Except as described in the accompanying Prospectus under the caption "Description of Debt Securities--Global Securities," the Notes will not be issuable in definitive form. So long as the Notes are represented by one or more Global Securities, DTC's nominee will be considered the sole owner or holder of the Notes for all purposes under the Indenture, and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. See "Description of Debt Securities--Global Securities" in the accompanying Prospectus.

  The following is based on information furnished by DTC:

  DTC will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Note certificate will be issued with respect to each of the Notes.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (the "Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payment of principal and interest will be made by PTR in immediately available funds or the equivalent, so long as the Depository continues to make its Same-Day Funds Settlement System available to PTR.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                 UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") dated the date hereof, PTR has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase from PTR, the respective principal amounts of Notes set forth opposite its name below:

                                                     PRINCIPAL AMOUNT OF NOTES
                                                     --------------------------
           UNDERWRITER                                2010 NOTES   2016 NOTES
           -----------                               ------------ -------------
      J.P. Morgan Securities Inc.................... $ 30,000,000 $  60,000,000
      Goldman, Sachs & Co........................... $ 20,000,000 $  40,000,000
                                                     ------------ -------------
          Total..................................... $ 50,000,000 $ 100,000,000
                                                     ============ =============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes if any are taken.

  The Underwriters have advised PTR that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .45% of the principal amount of the 2010 Notes and .50% of the principal amount of the 2016 Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the 2010 Notes and .25% of the principal amount of the 2016 Notes to certain other dealers. After the initial public offering, the public offering price and such concession may be changed.

  The Notes are a new issue of securities with no established trading market. PTR has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  PTR has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and its affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with PTR and its affiliates. Goldman, Sachs & Co. has engaged, and may in the future engage, in investment banking transactions with PTR and its affiliates.

                               VALIDITY OF NOTES

  The validity of the Notes offered hereby will be passed upon for PTR by Mayer, Brown & Platt, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

PROSPECTUS

                   [LOGO OF SECURITY CAPITAL PACIFIC TRUST]

       $564,784,800 DEBT SECURITIES, PREFERRED SHARES AND COMMON SHARES

                               ----------------

  Security Capital Pacific Trust ("PTR") may from time to time offer in one or more series its (i) unsecured senior debt securities (the "Debt Securities"),
(ii) Preferred Shares of Beneficial Interest, par value $1.00 per share (the "Preferred Shares") and (iii) Common Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"). The Debt Securities, Preferred Shares and Common Shares (collectively, the "Offered Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of PTR or repayment at the option of the Holder, terms for sinking fund payments, and any initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iii) in the case of Common Shares, any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of PTR as a real estate investment trust ("REIT") for federal income tax purposes.

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

  The Offered Securities may be offered directly, through agents designated from time to time by PTR, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                               ----------------

      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
          ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

                               ----------------

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 20, 1996.

                             AVAILABLE INFORMATION

  PTR is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Room 1204, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. PTR's outstanding Common Shares, Cumulative Convertible Series A Preferred Shares of Beneficial Interest, $1.00 par value ("Series A Preferred Shares"), and Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $1.00 par value ("Series B Preferred Shares"), are listed on the New York Stock Exchange (the "NYSE") under the symbols "PTR," "PTR-PRA" and "PTR-PRB," respectively, and all such reports, proxy statements and other information filed by PTR with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by PTR with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                          INCORPORATION BY REFERENCE

  There are incorporated herein by reference the following documents heretofore filed by PTR with the Commission:

    (a) PTR's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

    (b) PTR's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1995;

    (c) PTR's Current Reports on Form 8-K dated March 23 and May 18, 1995, and February 6 and February 15, 1996;

    (d) The description of PTR's preferred share purchase rights contained in PTR's registration statement on Form 8-A filed with the Commission on July 12, 1994 (as amended by Form 8-A/A No. 1 dated July 20, 1994); and

    (e) The description of PTR's Series B Preferred Shares contained in PTR's registration statement on Form 8-A filed with the Commission on May 16, 1995.

  All documents subsequently filed by PTR pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Offered Securities, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is also or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  PTR will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to Secretary, Security Capital Pacific Trust, 7777 Market Center Avenue, El Paso, Texas 79912, telephone number: (915) 877-3900.

                        SECURITY CAPITAL PACIFIC TRUST

  PTR's objective is to be the preeminent real estate operating company focusing on multifamily property in its western United States target market. PTR's REIT manager is Security Capital Pacific Incorporated (the "REIT Manager" or "REIT Management"). As a fully integrated operating company, through its experienced REIT Management, PTR focuses on development, acquisition, operation and long-term ownership of multifamily properties. PTR seeks to achieve long-term sustainable growth in cash flow by maximizing operating performance through value-added operating systems and concentrating its experienced team of professionals on developing and acquiring industry-leading product in targeted submarkets exhibiting strong job growth and favorable demographic trends. The REIT Manager provides PTR with strategic and day-to-day management, including research, investment analysis, development, acquisition, due diligence, asset management, capital markets, legal and accounting services. PTR operates as a REIT.

  PTR was formed in 1963 and is a real estate investment trust organized under the laws of Maryland. Its principal executive offices are located at 7777 Market Center Avenue, El Paso, Texas 79912, and its telephone number is (915) 877-3900.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for the development and acquisition of additional multifamily properties, as suitable opportunities arise, for the repayment of certain outstanding indebtedness at such time, for working capital purposes and, to a lesser extent, for capital improvements to properties.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture, dated as of February 1, 1994, as supplemented by the First Supplemental Indenture, dated as of February 2, 1994 (as so supplemented, the "Indenture"), between PTR and State Street Bank and Trust Company (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Trustee at 225 Franklin Street, Boston, Massachusetts 02110 or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

  The Debt Securities will be direct, unsecured obligations of PTR and will rank equally with all other unsecured and unsubordinated indebtedness of PTR. The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of PTR or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

  The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

  Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

    (1) the title of such Debt Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the full principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or the method by which any such portion shall be determined;

    (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

    (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year comprised of twelve 30-day months;

    (7) the place or places where the principal of (and premium or Make-Whole Amount (as defined), if any) and interest and Additional Amounts, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon PTR in respect of such Debt Securities and the Indenture may be served;

    (8) the period or periods within which, the price or prices (including the premium or Make-Whole Amount, if any) at which, the currency or currencies in which, and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of PTR, if PTR is to have such an option;

    (9) the obligation, if any, of PTR to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (10) if other than United States dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (11) whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (12) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of PTR or a Holder, in one or more currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies in which such Debt Securities are to be so payable;

    (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

    (14) whether such Debt Securities will be issued in certificated or book-entry form;

    (15) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

    (16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indenture;

    (17) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

    (18) whether and under what circumstances PTR will pay Additional Amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether PTR will have the option to redeem such Debt Securities in lieu of making such payment; and

    (19) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Under the Indenture, PTR will have the ability, in addition to the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

  Except as set forth below under "Certain Covenants--Limitations on Incurrence of Debt," the Indenture does not contain any other provisions that would limit the ability of PTR to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving PTR or in the event of a change of control. However, PTR's Restated Declaration of Trust restricts beneficial ownership of PTR's outstanding Common Shares by a single person, or persons acting as a group, to 9.8% of such Common Shares, with certain exceptions (including an exception for the ownership of up to 49% of such Common Shares in the case of Security Capital Group Incorporated ("SCG")). See "Description of Common Shares--Restriction on Size of Holdings." Additionally, the Articles Supplementary relating to the Series A Preferred Shares and the Series B Preferred Shares restrict beneficial ownership of such Series A Preferred Shares and Series B Preferred Shares, respectively, by a person, or persons acting as a group, to 25% of such Series A Preferred Shares or Series B Preferred Shares, as the case may be. Similarly, the Articles Supplementary for each series of Preferred Shares will contain certain provisions restricting the ownership and transfer of the Preferred Shares. See "Description of Preferred Shares--Restrictions on Ownership." These restrictions are designed to preserve PTR's status as a REIT and, therefore, may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of PTR that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302).

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 225 Franklin Street, Boston, Massachusetts 02110; provided that, at the option of PTR, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person to an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and either may be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but PTR may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by PTR with respect to any series of Debt Securities, PTR may at any time rescind the designation of any such transfer agent or approve a change in the location at which any such transfer agent acts, except that PTR will be required to maintain a transfer agent in each Place of Payment for such series. PTR may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

  Neither PTR nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section
305).

MERGER, CONSOLIDATION OR SALE

  PTR may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either PTR shall be the continuing entity, or the successor entity (if other than PTR) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and any interest (including Additional Amounts, if any) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of PTR or any Subsidiary as a result thereof as having been incurred by PTR or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

  Limitations on Incurrence of Debt. PTR will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of PTR and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication) (i) PTR's Total Assets (as defined below) as of the end of the calendar quarter covered in PTR's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by PTR or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 1004).

  In addition to the foregoing limitation on the incurrence of Debt, PTR will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of PTR or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of PTR and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on property of PTR or any Subsidiary is greater than 40% of PTR's Total Assets (Section
1004).

  In addition to the foregoing limitations on the incurrence of Debt, PTR will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by PTR and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by PTR and its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by PTR or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004).

  Existence. Except as permitted under "--Merger, Consolidation or Sale," PTR will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that PTR shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1005).

  Maintenance of Properties. PTR will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of PTR may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that PTR and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section
1006).

  Insurance. PTR will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007).

  Payment of Taxes and Other Claims. PTR will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of PTR or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of PTR or any Subsidiary; provided, however, that PTR shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008).

  Provision of Financial Information. Whether or not PTR is subject to Section 13 or 15(d) of the Exchange Act, PTR will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which PTR would have been required to file with the Commission pursuant to such Section 13 and 15(d) (the "Financial Statements") if PTR were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which PTR would have been required so to file such documents if PTR were so subject. PTR will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which PTR would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if PTR were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which PTR would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if PTR were subject to such Sections and (y) if filing such documents by PTR with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009).

  As used herein,

  "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

  "Annual Service Charge" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, Debt of PTR and its Subsidiaries and the amount of dividends which are payable in respect of any Disqualified Stock.

  "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

  "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of PTR and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (a) interest on Debt of PTR and its Subsidiaries, (b) provision for taxes of PTR and its Subsidiaries based on income, (c) amortization of debt discount, (d) provisions for gains and losses on properties and property depreciation and amortization, (e) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (f) amortization of deferred charges.

  "Debt" of PTR or any Subsidiary means any indebtedness of PTR or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by PTR or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of PTR or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by PTR or any Subsidiary as lessee which is reflected on PTR's Consolidated Balance Sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on PTR's Consolidated Balance Sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by PTR or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than PTR or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by PTR or any Subsidiary whenever PTR or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

  "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise,
(ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the series of Debt Securities.

  "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, net as reflected in the financial statements of PTR and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

  "Total Assets" as of any date means the sum of (i) PTR's Undepreciated Real Estate Assets and (ii) all other assets of PTR determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

  "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of PTR and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of PTR contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness of PTR or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against PTR or any of its Subsidiaries in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of PTR or any Significant Subsidiary or for all or substantially all of either of its property; and (h) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated by the Commission) of PTR.

  If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and the Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to PTR (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) PTR shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the Make-Whole Amount, if any) or interest, with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

  The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

  The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on, and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof (Section 508).

  Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

  Within 120 days after the close of each fiscal year, PTR must deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1010).

MODIFICATION OF THE INDENTURE

  Modifications and amendments of the Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby,
(a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

  The Holders of not less than a majority in principal amount of Outstanding Debt Securities have the right to waive compliance by PTR with certain covenants in the Indenture (Section 1012).

  Modifications and amendments of the Indenture may be made by PTR and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to PTR as obligor under the Indenture; (ii) to add to the covenants of PTR for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon PTR in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series and any related coupons; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture or to make any other changes, provided that in each case, such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; (x) to close the Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, the Indenture under the TIA; or (xi) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

  The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the United States dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the United States dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of the Indenture, and (iv) Debt Securities owned by PTR or any other obligor upon the Debt Securities or any Affiliate of PTR or of such other obligor shall be disregarded (Section 101).

  The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by PTR or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

  Any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Indenture to be given or taken by a specified percentage in principal amount of the Holders of any or all series of Debt Securities may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by agent duly appointed in writing; and, except as otherwise expressly provided in the Indenture, such action shall become effective when such instrument or instruments are delivered to the Trustee. Proof of execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of the Indenture and (subject to Article Six) conclusive in favor of the Trustee and PTR, if made in the manner specified above (Section 1507).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  PTR may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

  The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, PTR may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1009, inclusive, of the Indenture (being the restrictions described under "--Certain Covenants") and, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by PTR with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust may only be established if, among other things, PTR has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

  Unless otherwise provided in the applicable Prospectus Supplement, if after PTR has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency (other than the ECU or other currency unit) both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars (Section 101).

  In the event PTR effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "--Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause
(g) under "--Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, PTR would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the applicable Prospectus Supplement relating to such series. Global Securities, if any, are expected to be deposited with The Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. Unless otherwise indicated in the applicable Prospectus Supplement, PTR anticipates that the following provisions will apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by PTR if such Debt Securities are offered and sold directly by PTR. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of PTR, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  PTR expects that the Depository for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depository or its nominee. PTR also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If a Depository for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by PTR within 90 days, PTR will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, PTR may, at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by PTR, of $1,000 and integral multiples thereof.

NO PERSONAL LIABILITY

  No past, present or future trustee, officer, employee or shareholder, as such, of PTR or any successor thereof shall have any liability for any obligations of PTR under the Debt Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Debt Securities by accepting such Debt Securities waives and releases all such liability. The waiver and release are part of the consideration for the issue of Debt Securities (Section 111).

                         DESCRIPTION OF COMMON SHARES

GENERAL

  PTR has 150 million Shares of Beneficial Interest, $1.00 par value, authorized. On February 1, 1996, PTR had 72,210,918 Common Shares issued and outstanding, which were held of record by approximately 3,250 shareholders. PTR has reserved 150,000 Common Shares for issuance upon the exercise of options pursuant to the Security Capital Pacific Trust Share Option Plan for Outside Trustees. In addition, PTR held 164,901 Common Shares in treasury as of February 1, 1996, and 11,189,040 Common Shares were reserved for issuance upon conversion of Series A Preferred Shares.

  The following description sets forth certain general terms and provisions of the Common Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement which provides for Common Shares issuable upon conversion of Preferred Shares. The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of PTR's Restated Declaration of Trust and Bylaws.

  The outstanding Common Shares are fully paid and, except as set forth below under "--Shareholder Liability," non-assessable. Each Common Share has one vote on all matters requiring a vote of shareholders. Holders of Common Shares do not have the right to cumulate their votes in the election of Trustees. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board of Trustees. Common Shares do not have preemptive, redemption or conversion rights or the benefit of a sinking fund. In the event of a liquidation, dissolution or winding up of PTR, the holders of the Common Shares are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on the Series A Preferred Shares, any classes of preferred shares ranking on a parity with the Series A Preferred Shares with respect to the payment of dividends and amounts upon dissolution and winding up ("Parity Shares") and any preferred shares ranking senior to the Parity Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. The right of holders of the Common Shares are subject to the rights and preferences established by the Trustees for any preferred shares which may subsequently be issued by PTR. See "Description of Preferred Shares."

PURCHASE RIGHTS

  On July 11, 1994, the Board of Trustees declared a dividend of one preferred share purchase right (a "Purchase Right") for each Common Share outstanding, payable to holders of Common Shares of record at the close of business on July 21, 1994. Each Purchase Right entitles the holder under certain circumstances to purchase from PTR one one-hundredth of a share of Series B Junior Participating Preferred Shares, par value $1.00 per share (the "Participating Preferred Shares") at a price of $60.00 per one one-hundredth of a Participating Preferred Share, subject to adjustment. Purchase Rights are exercisable when a person or group of persons acquires 20% or more of the outstanding Common Shares (49% in the case of SCG and certain defined affiliates) or announces a tender offer for 25% or more of the outstanding Common Shares. Under certain circumstances, each Purchase Right entitles the holder to purchase, at the Purchase Right's then current exercise price, a number of Common Shares having a market value of twice the Purchase Right's exercise price. The acquisition of PTR pursuant to certain mergers or other business transactions would entitle each holder to purchase, at the Purchase Right's then current exercise price, a number of the acquiring company's common shares having a market value at that time equal to twice the Purchase Right's exercise price. The Purchase Rights held by certain 20% shareholders (other than SCG) would not be exercisable. The Purchase Rights will expire in July 2004 and are subject to redemption in whole, but not in part, at a price of $0.01 per Purchase Right payable in cash, shares of PTR or any other form of consideration determined by PTR's Board of Trustees.

TRANSFER AGENT

  The transfer agent and registrar for the Common Shares is Chemical Bank, P.O. Box 3068, JAF Building, New York, New York 10116-3068. The Common Shares are listed on the NYSE under the symbol "PTR."

RESTRICTION ON SIZE OF HOLDINGS

  PTR's Restated Declaration of Trust restricts beneficial ownership of PTR's outstanding capital shares by a single person, or persons acting as a group, to 9.8% of PTR's Common Shares. Beneficial ownership of Common Shares includes Common Shares which a person may acquire upon conversion of Preferred Shares, including Series A Preferred Shares. The purposes of these provisions are to assist in protecting and preserving PTR's REIT status and to protect the interest of shareholders in takeover transactions by preventing the acquisition of a substantial block of shares unless the acquiror makes a cash tender offer for all outstanding shares. For PTR to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned by five or fewer individuals at any time during the last half of PTR's taxable year. The provision permits five persons to acquire up to a maximum of 9.8% of the Common Shares each, or an aggregate of 49% of the outstanding Common Shares, and, thus, assists the Trustees in protecting and preserving PTR's REIT status for tax purposes.

  Capital shares owned by a person or group of persons in excess of 9.8% (49% in the case of SCG and certain defined affiliates) of PTR's outstanding Common Shares ("Excess Shares") are subject to redemption by PTR, at its option, upon 30 days' notice, at a price equal to the average daily per share closing sale price during the 30-day period ending on the business day prior to the redemption date. PTR may make payment of the redemption price at any time or times up to the earlier of five years after the redemption date or liquidation of PTR. PTR may refuse to effect the transfer of any Common Shares which would make the transferee a holder of Excess Shares. Shareholders of PTR are required to disclose, upon demand of the Board of Trustees, such information with respect to their direct and indirect ownership of Common Shares as the Board of Trustees deems necessary to comply with the provisions of the Code pertaining to qualification, for tax purposes, of REITs, or to comply with the requirements of any other appropriate taxing authority.

  The 9.8% restriction does not apply to acquisitions by an underwriter in a public offering and sale of Common Shares or to any transaction involving the issuance of Common Shares in which a majority of the Board of Trustees determines that the eligibility of PTR to qualify as a REIT for federal income tax purposes will not be jeopardized or the disqualification of PTR as a REIT is advantageous to the shareholders. SCG's ownership of Common Shares is attributed for tax purposes to its shareholders. The Board of Trustees has permitted SCG to acquire up to 49% of PTR's outstanding Common Shares.

TRUSTEE LIABILITY

  PTR's Restated Declaration of Trust provides that Trustees shall not be individually liable for any obligation or liability incurred by or on behalf of PTR or by Trustees for the benefit and on behalf of PTR. Under the Restated Declaration of Trust and Maryland law respecting REITs, Trustees are not liable to PTR or the shareholders for any act or omission except for acts or omissions which constitute bad faith, willful misfeasance, gross negligence or reckless disregard of duties to PTR and its shareholders.

SHAREHOLDER LIABILITY

  Both Maryland statutory law governing REITs organized under the laws of that state (the "Maryland REIT Law") and PTR's Restated Declaration of Trust provide that shareholders shall not be personally or individually liable for any debt, act, omission or obligation of PTR or the Trustees. PTR's Restated Declaration of Trust further provides that PTR shall indemnify and hold each shareholder harmless from all claims and liabilities to which the shareholder may become subject by reason of his being or having been a shareholder and that PTR shall reimburse each shareholder for all legal and other expenses reasonably incurred by the shareholder in connection with any such claim or liability, except to the extent that such claim or liability arises out of the shareholder's bad faith, willful misconduct or gross negligence and provided that such shareholder gives PTR prompt notice of any such claim or liability and permits PTR to conduct the defense thereof. In addition, PTR is required to, and as a matter of practice does, insert a clause in its management and other contracts providing that shareholders assume no personal liability for obligations entered into on behalf of PTR. Nevertheless, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by PTR. Inasmuch as PTR carries public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which PTR's assets plus its insurance coverage would be insufficient to satisfy the claims against PTR and its shareholders.

                        DESCRIPTION OF PREFERRED SHARES

GENERAL

  Subject to limitations prescribed by Maryland law and the Restated Declaration of Trust, the Board of Trustees is authorized to issue, from the authorized but unissued capital shares of PTR, Preferred Shares in series and to establish from time to time the number of Preferred Shares to be included in such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each series, and such other subjects or matters as may be fixed by resolution of the Board of Trustees or duly authorized committee thereof. On February 1, 1996, PTR had 9,200,000 of its Series A Preferred Shares, issued and outstanding and held of record by approximately 125 shareholders and 4,200,000 of its Series B Preferred Shares, issued and outstanding and held of record by approximately 275 holders.

  Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Shares;

    (2) The number of shares of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) The date from which dividends on such Preferred Shares shall cumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) The provision for a sinking fund, if any, for such Preferred Shares;

    (7) The provision for redemption, if applicable, of such Preferred
  Shares;

    (8) Any listing of such Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of PTR, including the conversion price (or manner of calculation thereof);

    (10) Whether interests in such Preferred Shares will be represented by Global Securities;

    (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

    (12) A discussion of federal income tax considerations applicable to such Preferred Shares;

    (13) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of PTR;

    (14) Any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of PTR; and

    (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of PTR as a REIT.

RANK

  Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of PTR, rank (i) senior to all classes or series of Common Shares, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by PTR the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by PTR the terms of which specifically provide that such equity securities rank senior to the Preferred Shares.

DIVIDENDS

  Holders of Preferred Shares of each series shall be entitled to receive, when, as and if declared by the Board of Trustees of PTR, out of assets of PTR legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of PTR on such record dates as shall be fixed by the Board of Trustees of PTR.

  Dividends on any series of the Preferred Shares may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of PTR fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and PTR will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Shares of PTR of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such series of Preferred Shares does not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient of the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares or any other capital shares of PTR ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares or any other capital shares of PTR ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such shares) by PTR (except by conversion into or exchange for other capital shares of PTR ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

  If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of PTR, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by PTR in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such series of Preferred Shares does not have a cumulative dividend, include any cumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of PTR, the terms of such series of Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into shares of the applicable capital shares of PTR pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series, and, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and
(ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, PTR shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Shares of such series (except by conversion into or exchange for capital shares of PTR ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by PTR and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by PTR.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of PTR. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and
(vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by PTR in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of PTR, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital shares of PTR ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of PTR, the holders of each series of Preferred Shares shall be entitled to receive out of assets of PTR legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such series of Preferred Shares does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of PTR. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of PTR are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of PTR ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of PTR shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of PTR with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of PTR, shall not be deemed to constitute a liquidation, dissolution or winding up of PTR.

VOTING RIGHTS

  Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement. The following is a summary of the voting rights applicable to the Series A Preferred Shares and Series B Preferred Shares, which, unless provided otherwise in the applicable Prospectus Supplement, will apply to each series of Preferred Shares.

  If six quarterly dividends (whether or not consecutive) payable on the Series A Preferred Shares, Series B Preferred Shares or any other Parity Shares are in arrears, whether or not earned or declared, the number of Trustees then constituting the Board of Trustees of PTR will be increased by two, and the holders of Series A Preferred Shares and Series B Preferred Shares, voting together as a class with the holders of any other series of Parity Shares (any such other series, the "Voting Preferred Shares"), will have the right to elect two additional trustees to serve on PTR's Board of Trustees at any annual meeting of shareholders or a properly called special meeting of the holders of Series A Preferred Shares, Series B Preferred Shares and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends and dividends for the current quarterly period on the Series A Preferred Shares, Series B Preferred Shares and such other Voting Preferred Shares have been paid or declared and set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all trustees so elected will terminate with the termination of such voting rights. For so long as SCG and certain of its affiliates beneficially own in excess of 10% of the outstanding Common Shares, in any such vote by holders of Series A Preferred Shares and Series B Preferred Shares, SCG and certain of its affiliates shall vote their Series A Preferred Shares and Series B Preferred Shares, if any, in the same respective percentages as the Series A Preferred Shares and Series B Preferred Shares and Voting Preferred Shares that are not held by such persons.

  The approval of two-thirds of the outstanding Series A Preferred Shares, Series B Preferred Shares and all other series of Voting Preferred Shares similarly affected, voting as a single class, is required in order to (i) amend PTR's Declaration of Trust to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Shares, Series B Preferred Shares or the Voting Preferred Shares, (ii) enter into a share exchange that affects the Series A Preferred Shares or Series B Preferred Shares, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into PTR, unless in each such case each Series A Preferred Share or Series B Preferred Share, as the case may be, remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for convertible preferred stock of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of a Series A Preferred Share or Series B Preferred Share, as the case may be (except for changes that do not materially and adversely affect the holders of the Series A Preferred Shares), or (iii) authorize, reclassify, create, or increase the authorized amount of any class of stock having rights senior to the Series A Preferred Shares or Series B Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, PTR may create additional classes of Parity Shares and Junior Shares, increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series A Preferred Shares or Series B Preferred Shares.

  Except as provided above and as required by law, the holders of Series A Preferred Shares or Series B Preferred Shares are not entitled to vote on any merger or consolidation involving PTR or a sale of all or substantially all of the assets of PTR.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which shares of any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or PTR, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Shares.

RESTRICTIONS ON OWNERSHIP

  As discussed above under "Description of Common Shares--Restriction on Size of Holdings," for PTR to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned by five or fewer individuals at any time during the last half of a taxable year, and the capital stock must be beneficially owned by 100 or more persons during at least 335 days of PTR's taxable year of 12 months. Therefore, the Articles Supplementary for each series of Preferred Shares will contain certain provisions restricting the ownership and transfer of the Preferred Shares (the "Preferred Shares Ownership Limit Provision"). Except as otherwise described in the applicable Prospectus Supplement relating thereto, the provisions of each Articles Supplementary relating to the Preferred Shares Ownership Limit will provide (as in the case of the Series A Preferred Shares) as summarized below.

  The Preferred Shares Ownership Limit Provision will provide that, subject to certain exceptions contained in such Articles Supplementary, no person, or persons acting as a group, may beneficially own more than 25% of any series of Preferred Shares outstanding at any time, except as a result of PTR's redemption of Preferred Shares. Shares acquired in excess of the Preferred Shares Ownership Limit Provision must be redeemed by PTR at a price equal to the average daily per share closing sale price during the 30-day period ending on the business day prior to the redemption date. Such redemption is not applicable if a person's ownership exceeds the limitations due solely to PTR's redemption of Preferred Shares; provided that thereafter any additional Preferred Shares acquired by such person shall be Excess Shares. See "Description of Common Shares--Restriction on Size of Holdings." From and after the date of notice of such redemption, the holder of the Preferred Shares thus redeemed shall cease to be entitled to any distribution (other than distributions declared prior to the date of notice of redemption), voting rights and other benefits with respect to such shares except the right to receive payment of the redemption price determined as described above. The Preferred Shares Ownership Limit Provision may not be waived with respect to certain affiliates of PTR.

  All certificates representing shares of Preferred Shares will bear a legend referring to the restrictions described above.

                       FEDERAL INCOME TAX CONSIDERATIONS

  This section is a summary of certain federal income tax matters of general application pertaining to REITs under the Code. The discussion is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to investors subject to special treatment under federal income tax laws, such as investors subject to the Employee Retirement Income Security Act of 1974, as amended, other tax exempt investors, dealers in securities or foreign persons. The provisions of the Code pertaining to REITs are highly technical and complex and sometimes involve mixed questions of fact and law. In addition, this section does not discuss foreign, state or local taxation. PTR has not requested and will not request a ruling from the Internal Revenue Service (the "Service") with respect to any of the federal income tax issues discussed below. Prospective investors should consult, and must depend on, their own tax advisors regarding the federal, state, local, foreign and other tax consequences of holding and disposing of Common Shares, Preferred Shares or Debt Securities.

TAXATION OF PTR

  PTR believes that it has been organized and operated, and it intends to continue to operate, in a manner qualifying it as a REIT under Sections 856 through 860 of the Code, but no assurance can be given that it will at all times so qualify. PTR's ability to qualify as a REIT under the requirements of the Code and the regulations promulgated thereunder is dependent upon actual operating results.

  To qualify as a REIT under the Code for a taxable year, PTR must meet certain organizational and operational requirements, which generally require it to be a passive investor in operating real estate and to avoid excessive concentration of ownership of its capital stock. First, its principal activities must be real estate related. Generally, at least 75% of the value of the total assets of PTR at the end of each calendar quarter must consist of real estate assets, cash or governmental securities and for each taxable year at least 75% of its gross income must be from real estate sources, including rents from real property and interest on mortgage obligations. PTR may not own more than 10% of the outstanding voting securities of any corporation; shares of qualified REITs, qualified temporary investments and shares of certain wholly owned subsidiaries are exempt from this prohibition. PTR holds assets through certain wholly owned subsidiary corporations that it believes qualify for the exemption. Additionally, gross income from the sale or other disposition of stock and securities held for less than one year and of real property held for less than four years must constitute less than 30% of the gross income for each taxable year of a REIT. For each taxable year, at least 75% of a REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes gains from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, certain rents from real property and income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts, and, subject to certain limited exceptions, the REIT may not manage the property or furnish services to tenants except through an independent contractor which is paid an arm's-length fee and from which the REIT derives no income.

  PTR must satisfy certain ownership restrictions that limit (i) concentration of ownership of capital stock by a few individuals and (ii) ownership by PTR of its tenants. The outstanding capital stock of PTR must be held by at least 100 shareholders. No more than 50% in value of the outstanding capital stock, including in some circumstances capital stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of PTR's taxable year. Accordingly, PTR's Restated Declaration of Trust restricts the transfer of Common Shares,

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

Preferred Shares and any other outstanding securities convertible into Common Shares when necessary to maintain PTR's qualification as a REIT under the Code. However, because the Code imposes broad attribution rules in determining constructive ownership, no assurances can be given that the restrictions of PTR's Restated Declaration of Trust will be effective in maintaining PTR's REIT status. See "Description of Common Shares--Restriction on Size of Holdings" and "Description of Preferred Shares--Restrictions on Ownership." Because SCG is a corporation, its ownership is attributed proportionally to all of its shareholders for purposes of determining whether more than 50% in value of the outstanding capital stock is owned by five or fewer individuals at any time during the last half of PTR's taxable year.

  So long as PTR qualifies for taxation as a REIT and distributes at least 95% of its real estate investment trust taxable income (computed without regard to net capital gains or the dividends-paid deduction) for its taxable year to its shareholders annually, PTR itself will not be subject to federal income tax on that portion of such income distributed to shareholders. PTR will be taxed at regular corporate rates on all income not distributed to shareholders. PTR's policy is to distribute at least 95% of its taxable income. REITs may also incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.

  Failure of PTR to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon its shareholders. If disqualified for taxation as a REIT for a taxable year, PTR would also be disqualified for taxation as a REIT for the next four taxable years, unless the failure was due to reasonable cause and not willful neglect. PTR would be subject to federal income tax at corporate rates on all of its taxable income and would not be able to deduct the dividends paid, which could result in a discontinuation of or substantial reduction in dividends to shareholders. Dividends would also be subject to the regular tax rules applicable to dividends received by shareholders of corporations. Should the failure to qualify be determined to have occurred retroactively in an earlier tax year of PTR, the imposition of a substantial federal income tax liability on PTR attributable to such nonqualifying tax years may adversely affect PTR's ability to pay dividends. In the event that PTR fails to meet certain income tests of the tax law, it may, generally, nonetheless retain its qualification as a REIT if it pays a 100% tax on the amount by which it failed to meet the income tests so long as its failure was due to reasonable cause and not willful neglect. Any such taxes would adversely affect PTR's ability to pay dividends or to pay interest on any Debt Securities.

TAXATION OF THE SHAREHOLDERS OF PTR

  As long as PTR qualifies as a REIT, distributions made to its shareholders out of current or accumulated earnings and profits of PTR (which are not designated as capital gain dividends) will generally be taxed to shareholders as ordinary income either in the year of payment or, with respect to distributions declared in the last quarter of any year and paid by January 31 of the following year, in the year of declaration and will not be eligible for the dividends received deduction for corporations. PTR's earnings and profits will first be allocated to any outstanding Preferred Shares. A distribution of net capital gains by PTR will generally be treated as a long term capital gain to shareholders to the extent properly designated by PTR as a capital gain dividend and regardless of the length of time a shareholder has held his shares of capital stock. Under Section 291 of the Code, however, corporate shareholders may be required to treat up to 20% of any such capital gain as ordinary income. Section 291 of the Code provides, in general, that if a corporation sells or disposes of depreciable real property in a taxable transaction, it must, to the extent of gain, include as ordinary income up to 20% of the depreciation previously taken on such property. Corporate shareholders of a REIT are required to treat the portion of a capital gain dividend attributable to the gain from the REIT's sale or exchange of depreciable real property as subject to the 20% ordinary income rule. Capital gains distributions are not eligible for the dividends-received deduction for corporations. A dividend in excess of current or accumulated earnings and profits will constitute a nontaxable return of capital, to the extent of the shareholder's basis in his shares of capital stock, and is applied to reduce the shareholder's basis in the shares of capital stock. To the extent such a dividend is greater than such basis, it will be treated as capital gain to those shareholders holding their shares of capital stock as capital assets. PTR will notify shareholders as to the portions of each dividend which, in its judgment, constitute ordinary income, capital gain dividends or return of capital. Should PTR incur ordinary or capital losses, shareholders will not be entitled to include such losses in their own income tax returns.

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

BACKUP WITHHOLDING

  PTR will report to its U.S. shareholders and the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless such shareholder (a) is a corporation or falls within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide PTR with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, PTR may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to PTR.

                             PLAN OF DISTRIBUTION

  PTR may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with PTR. Direct sales to investors may be accomplished through subscription offerings or concurrent rights offerings to PTR shareholders and direct placements to third parties. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

  Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. PTR also may, from time to time, authorize underwriters acting as PTR's agents to offer and sell the Offered Securities upon the terms and conditions as set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from PTR in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by PTR to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with PTR, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

  If so indicated in the applicable Prospectus Supplement, PTR will authorize dealers acting as PTR's agents to solicit offers by certain institutions to purchase Offered Securities from PTR at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of PTR. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and

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

(ii) if the Offered Securities are being sold to underwriters, PTR shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

  Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for PTR and its subsidiaries in the ordinary course of business.

                                    EXPERTS

  The financial statements of PTR as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, and related schedule, incorporated by reference herein; the combined statements of revenues and certain expenses for certain multifamily properties acquired, or to be acquired, by PTR, incorporated by reference herein; the statement of revenues and certain expenses of Brompton Court Apartments, incorporated by reference herein; and the financial statements of Security Capital Pacific Incorporated, which merged with and into PTR on March 23, 1995 ("PACIFIC"), as of September 30, 1994 and December 31, 1993, and for the nine-month period ended September 30, 1994 and the period from inception (October 22, 1993) through December 31, 1993, and related schedule, incorporated by reference herein; and the combined statements of revenues and certain expenses for certain multifamily properties acquired, or to be acquired, by PACIFIC, incorporated by reference herein, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information of PTR for the periods ended March 31, 1995 and 1994, June 30, 1995 and 1994 and September 30, 1995 and 1994, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in PTR's quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1995, incorporated by reference herein, states that they did not audit, and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for PTR by Mayer, Brown & Platt, Chicago, Illinois.

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